Via EDGAR1
FOIA CONFIDENTIAL TREATMENT REQUESTED
FOR PORTIONS OF THIS LETTER
BY FREDDIE MAC PURSUANT TO RULE 83
November 4, 2011
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 001-34139
Dear Ms. Hayes:
This letter is in response to the Staff’s letter of comment dated September 30, 2011, with respect to the above referenced reports. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response. When we have responded by displaying our revisions in our SEC filings in response to the comments, additions are shown in bold and underlined, and deletions have been struck through. We have provided in each relevant instance below a reference to the filing revised or the future filing we anticipate revising in response to the Staff’s comment.

[1]	Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Form 10-K for Fiscal Year Ended December 31, 2010
1.	Please revise the cover page in future filings to reference the correct Commission file number 001-34139.
We will revise all future filings to reference the correct Commission file number.
Item 1. Business, page 1
Minimizing Credit Losses, page 4
2.	We note your disclosure that during 2010 and 2009 you entered into agreements releasing certain loans from repurchase obligations in exchange for one-time cash payments. In future filings please disclose the percentage of your portfolio by year of origination of the loan that is subject to these release agreements.
In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
GMAC Mortgage, LLC and Residential Funding Company, LLC (collectively, GMAC), indirect subsidiaries of Ally Financial Inc. (formerly, GMAC Inc.), are seller/servicers that together serviced and subserviced for an affiliated entity approximately ~~3%~~ X% of the single-family loans in our single-family credit guarantee portfolio as of December 31, ~~2010~~ 2011. In March 2010, we entered into an agreement with GMAC under which they made a one-time payment to us for the partial release of repurchase obligations relating to loans sold to us prior to January 1, 2009. The partial release does not affect any of GMAC’s potential repurchase obligations for loans sold to us by GMAC after January 1, 2009, nor does it affect the ability to recover amounts associated with failure to comply with our servicing requirements. The agreement did not have a material impact on our 2011 or 2010 consolidated statements of operations.
On December 31, 2010, we entered into an agreement with Bank of America, N.A., and two of its affiliates, BAC Home Loans Servicing, LP and Countrywide Home Loans, Inc., to resolve currently outstanding and future claims for repurchases arising from the breach of representations and warranties on certain loans purchased by us from Countrywide Home Loans, Inc. and Countrywide Bank FSB. Under the terms of the agreement, we received a $1.28 billion cash payment in consideration for releasing Bank of America and its two affiliates from current and future repurchase requests arising from loans sold to us by the Countrywide entities for which the first regularly scheduled monthly payments were due on or before December 31, 2008. The UPB of the loans in this portfolio, as of December 31, ~~2010~~2011, was approximately $~~114~~XX billion. The agreement applies only to certain claims for repurchase based on breaches of representations and warranties and the agreement contains specified limitations and does not cover loans sold to us or serviced for us by other Bank of America
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

entities. The agreement did not have a material impact on our 2011 or 2010 consolidated statements of operations.
Table XX summarizes the percentage of our single-family credit guarantee portfolio by year of loan origination that is subject to agreements releasing loans from repurchase obligations in exchange for one-time cash payments. Since January 1, 2009, we have entered into XX of these agreements, some of which are not specifically mentioned in the text above.
Table XX — Loans Released from Repurchase Obligations (1)

As of December 31, 2011
Percentage of
Single-family
Credit
Guarantee
Year of Origination	UPB		Portfolio
2011	$	X	X	%
2010		X	X	%
2009		X	X	%
2008		X	X	%
2007		X	X	%
2006		X	X	%
2005		X	X	%
2004 and prior		X	X	%

Totals	$	X	X	%

(1)	Includes all loans subject to agreements releasing the loans from repurchase obligations in exchange for one-time cash payments.
3.	We note the FHFA Inspector General’s report entitled “Evaluation of the Federal Housing Finance Agency’s Oversight of Freddie Mac’s Repurchase Settlement with Bank of America.” Specifically, we note that Freddie Mac agreed to undertake a broader review of its loan sampling methodology and FHFA suspended future repurchase settlement agreements pending the outcome of this review. Please expand your disclosure in future filings to disclose that future repurchase settlement agreements have been suspended pending the outcome of your review of your loan sampling methodology and to disclose the status of this review.

In response to the Staff’s request, we have provided additional disclosure in our Form 10-Q for the quarterly period ended September 30, 2011. The following contains our additional disclosure:
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

During the nine ~~six~~ months ended September ~~June~~ 30, 2011, we recovered amounts that covered losses with respect to $3.5 ~~2.4~~ billion of UPB of loans subject to our repurchase requests. At September ~~June~~ 30, 2011 and December 31, 2010, four of our largest single-family seller/servicers collectively had approximately 43~~47~~% and 32%, respectively, of their repurchase obligations outstanding for more than four months since issuance of our initial repurchase request, as measured by the UPB of loans associated with our repurchase requests. During 2010, we entered into agreements with certain of our seller/servicers to release specified loans ~~in their servicing portfolios~~ from certain repurchase obligations in exchange for one-time cash payments. In a memorandum to the FHFA Office of Inspector General dated September 19, 2011, FHFA stated that earlier this year it had “suspended certain future repurchase agreements [with seller/servicers concerning their repurchase obligations] pending the outcome” of a review by Freddie Mac of its loan sampling methodology. We are in discussions with FHFA concerning our review of our sampling methodology. We cannot predict when this process will be completed or whether or when FHFA will terminate or revise its suspension.
4.	We note your disclosure that historically your credit loss exposure has also been partially mitigated by mortgage insurance. Please expand this section in future filings to disclose the percentage of your portfolio that is covered by mortgage insurance.

In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
Our credit loss exposure is also partially mitigated by mortgage insurance, which is a form of credit enhancement. Primary mortgage insurance is required to be purchased, typically at the borrower’s expense, for certain mortgages with higher LTV ratios. As of September 30, 2011, we had mortgage insurance coverage on loans that represent approximately 13% of the UPB of our single-family credit guarantee portfolio. We received payments under primary and other mortgage insurance of ~~$0.7~~ $0.7 billion and ~~$1.3~~ $2.0 billion in the three and ~~six~~nine months ended ~~June~~ September 30, 2011, respectively, which helped to mitigate our credit losses. See “NOTE 4: MORTGAGE LOANS AND LOAN LOSS RESERVES — Table 4.5 — Recourse and Other Forms of Credit Protection” for more detail.
Loss Mitigation and Loan Workout Activities, page 18
5.	We note the description of your loan workouts here including repayment plans, loan modifications, and forbearance agreements. Please revise future filings to disclose the average time period granted for repayment plans and short-term forbearance agreements. Also, tell us and disclose if there are restrictions on the number of times a loan can be modified during a defined period.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
     Our loan workouts include:
•	Repayment plans, which are contractual plans to make up past due amounts. They mitigate our credit losses because they assist borrowers in returning to compliance with the original terms of their mortgages. The average time period granted for completed repayment plans is between X months to X months.

•	Loan modifications, which may involve changing the terms of the loan, or adding outstanding indebtedness, such as delinquent interest, to the UPB of the loan, or a combination of both. We require our servicers to examine the borrower’s capacity to make payments under the new terms by reviewing the borrower’s qualifications, including income. Loan modifications either: (a) result in a concession to the borrower, such as a reduction in interest rate; or (b) do not result in a concession to the borrower, such as those which add the past due amounts to the balance of the loan, extend the term, or a combination of both. Loan modifications that result in a concession to the borrower are situations in which we do not expect to recover the full original principal or interest due under the original loan terms. Such modifications are accounted for as TDRs. During ~~2010~~2011, we granted principal forbearance but did not utilize principal forgiveness for our loan modifications. A borrower may only receive one HAMP modification, and loans may be modified once under other Freddie Mac loan modification programs. However, we reserve the right to approve subsequent non-HAMP loan modifications to the same borrower, based on the borrower’s individual facts and circumstances.

•	Forbearance agreements, where reduced payments or no payments are required during a defined period. They provide additional time for the borrower to return to compliance with the original terms of the mortgage or to implement another loan workout. The average time period granted for completed short-term forbearance agreements is between X months to X months.

Note: Further edits to this section are expected to address the adoption of Accounting Standards Update No. 2011-02 — Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The revisions shown above are those we will make to address the Staff’s comment.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

SEC Regulation on Disclosure for Asset-Backed Securities, page 35
6.	In future filings please explain why compliance with the disclosure requirements in the new asset-backed securities rules will likely present significant operational challenges for you.

In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
SEC Regulation on Disclosure for Asset-Backed Securities
On January 20, 2011, the SEC adopted Rule 15Ga-1, which requires issuers of asset-backed securities to disclose specified information concerning fulfilled and unfulfilled repurchase requests relating to the assets backing such securities, including certain historical information. This disclosure will first be required to be reported by February 14, 2012 (containing information covering the three year period ended December 31, 2011), with subsequent filings due each quarter thereafter.
We currently believe compliance with the disclosure requirements of this new rule will likely present significant operational challenges for us. Since Rule 15Ga-1 was adopted by the SEC in January 2011, we have been assessing its requirements to determine how we will comply with the Rule and complete Form ABS-15G, which is the report securitizers are required to file. In many cases, our existing systems may not collect the data required to be disclosed under the Rule in the form required by Form ABS-15G. We have devoted substantial resources to examining our systems and operations, and developing internal requirements and software in order to file with the SEC by February 14, 2012.
Energy Loan Tax Assessment Programs, page 36
7.	We note your disclosure that the Property Assessed Clean Energy, PACE, programs create a new lien that is senior to any existing first mortgage lien on the property. Also, we note that you released a directive to your seller/services to reinforce your requirement that mortgages sold to you must be and remain in the first-lien position. Please address the following:
•	Tell us whether you are able to track the loans within your portfolio that also have PACE assessments on the property. If so, tell us and revise to disclose in future filings the amount of the loans impacted by PACE assessments and disclose any significant state concentrations.

•	Tell us if you have purchased loans since July 6, 2010 where the property had an outstanding PACE obligation.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

•	Tell us whether the default and delinquency statistics show a different trend for loans where the underlying properties had a PACE assessment.

We are not able to track with our own systems whether loans in our portfolio have PACE assessments. Corelogic, a data provider, recently provided us with property level information that identified loans with PACE assessments. This consisted of properties in 4 counties: Alameda CA, Riverside CA, Sonoma CA, and Boulder CO. Corelogic advised us that loans with PACE assessments exist in Babylon, NY, but they are unable to obtain data on those properties.

The property list that was provided was compared to all loans ever purchased by Freddie Mac, and we identified 139 loans that we have purchased with PACE assessments. 43 loans with PACE assessments are currently in our portfolio. Only eight of these loans were purchased after July 6, 2010, and two of these loans have subsequently paid off the PACE assessment. At this time, we do not believe that this volume of loans is significant enough to warrant further disclosure in our Business section.

Of the 43 loans currently in our single-family credit guarantee portfolio, two are in foreclosure, and the remaining 41 are current. This is a small number of loans and may not correlate well to the performance of our overall single-family credit guarantee portfolio. At this time, the seriously delinquent rate of 4.65% is slightly higher than the seriously delinquent rate our overall single-family credit guarantee portfolio.

We plan to contact the three seller/servicers of the six loans that we have identified that still have outstanding PACE assessments in violation of our requirements (funded after July 6, 2010) and work with them to either satisfy our requirements or have them repurchase the loans.
Item 1A. Risk Factors, page 38
Our financial condition or results of operations may be adversely affected if..., page 47
8.	We note your disclosure that when a mortgage insurer rescinds coverage, you may require the seller/servicer to repurchase the mortgage or to indemnify you for additional loss. Please tell us what factors you consider when deciding whether or not you will require the repurchase of the mortgage or indemnification. Also, please tell us the percentage of times when you decided not to require the repurchase or indemnification despite the fact that a mortgage insurer rescinded coverage.

When program requirements call for mortgage insurance coverage, seller/servicers make ongoing representations and warranties to Freddie Mac that the insurance is in
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

place at origination and that coverage will be maintained throughout the servicing term, except as otherwise permitted by the Freddie Mac SF Seller Servicers Guide for borrower cancellation. In cases where mortgage insurers rescind coverage or deny mortgage insurance claims, Freddie Mac issues repurchase requests to seller/servicers. The only exceptions to this policy are cases in which we fail to perfect the mortgage insurance claim or the seller/servicer is no longer in business. Additionally, we only rescind a repurchase request due to a mortgage insurance claim rescission if the seller/servicer evidences that mortgage insurance coverage was in force or if the mortgage insurance coverage was no longer required as permitted by the Freddie Mac SF Seller Servicers Guide.
Failure to perfect claims is rare. For example, if we were to file a mortgage insurance claim with incomplete information and the mortgage insurance claim was denied, we could not issue a repurchase request to the seller/servicer.
9.	Please expand this risk factor in future filings to quantify the UPB of loans subject to repurchase requests because of mortgage insurance rescissions.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
As of December 31, ~~2010~~ 2011 and December 31, ~~2009~~ 2010, the UPB of loans subject to repurchase requests issued to our single-family seller/servicers was approximately $~~3.8~~ X.X billion and $~~4.2~~ X.X billion, respectively. Of these amounts approximately $X.X billion and $X.X billion, respectively, were issued due to mortgage insurance rescission or mortgage insurance claim denial.
Also, to the extent that discussion of repurchase requests and rescissions of claims under mortgage insurance occurs elsewhere in our filings, we will revise those disclosures in a similar fashion.
Our credit and other losses could increase if..., page 48
10.	Please expand your risk factor disclosure in future filings to quantify your exposure to FGIC, Ambac and your other bond insurers that you believe lack sufficient ability to fully meet your claims.

The quantification of our exposure to bond insurers is contained in Table 38 in our Form 10-K for the fiscal year ended December 31, 2010. Within the risk factor referenced in the comment above, we provided a cross-reference to this disclosure. As a result, we believe our existing risk factor addresses the Staff’s concern and we do not believe that simply duplicating this information in the risk factor provides any additional information to investors.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

The loss of business volume from key lenders..., page 49
11.	We note your disclosure that there is a risk you will not be able to enter into a new commitment with a key customer. In future filings, please quantify the percentage of your mortgage purchase volume that comes from this customer and clarify whether this customer primarily sells you single-family mortgages or multifamily mortgage loans.

The disclosure referenced in this comment is not intended to reference the risk that a specific individual key customer of Freddie Mac may not enter into a new commitment with us. Rather, it is intended to alert the reader that, in future periods, one or more as yet unknown key customers may not enter into a new commitment with us and that, if this were to occur, it may have an adverse impact on our business. As of the date of this response, we continue to renew contractual agreements with key customers on an ongoing basis.

To clarify this point, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Our business depends on our ability to acquire a steady flow of mortgage loans. We purchase a significant percentage of our single-family mortgages from several large mortgage originators. During ~~2010~~ 2011 and ~~2009~~ 2010, approximately ~~78~~ XX% and ~~74~~ XX%, respectively, of our guaranteed mortgage securities issuances originated from purchase volume associated with our ten largest customers. During ~~2010~~ 2011, three mortgage lenders (Wells Fargo Bank, N.A., Bank of America, N.A. and Chase Home Finance LLC) each accounted for more than 10% of our single-family mortgage purchase volume and collectively accounted for approximately 50% of our single-family mortgage purchase volume. Similarly, we acquire a significant portion of our multifamily mortgage loans from several large lenders. We enter into mortgage purchase volume commitments with many of our single-family customers that provide for the customers to deliver to us a specified dollar amount of mortgages during a specified period of time. Some commitments may also provide for the lender to deliver to us a minimum percentage of their total sales of conforming loans. There is a risk that we will not be able to enter into a new commitments with ~~a~~our key customers that will maintain mortgage purchase volume following the expiration of ~~the~~our existing commitments with them. Since 2007, the mortgage industry has consolidated significantly and a smaller number of large lenders originate most single-family mortgages. The loss of business from any one of our major lenders could adversely affect our market share and our revenues. Many of our seller/servicers also have tightened their lending criteria in recent years, which has reduced their loan volume, thus reducing the volume of loans available for us to purchase.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

We have incurred and will continue to incur expenses ..., page 55
12.	We note your statement that mortgage insurance claims could be denied if delays caused by servicers’ deficient foreclosure practices prevent servicers from completing foreclosures within required timelines defined by mortgage insurers. Also, we note your disclosure on page five that the nationwide average completion of a foreclosure was 448 days. Please disclose the timelines required by mortgage insurers. If these timelines vary, please disclose a range. Also, tell us if you have experienced insurance claim rejections due to this timeline and if so, the total credit losses incurred.

Mortgage insurance companies establish foreclosure timelines that vary by state between 30 days and 960 days. If a servicer fails to follow the state-specific foreclosure timelines established by a mortgage insurer, the claim may be reduced by the mortgage insurer due to failure of the servicer to comply with the foreclosure timelines. In such cases, we bill the servicer for the reduction in the claim associated with the foreclosure delays.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
It also is possible that mortgage insurance claims could be ~~denied~~ reduced if delays caused by servicers’ deficient foreclosure practices prevent servicers from completing foreclosures within required timelines defined by mortgage insurers. Mortgage insurance companies establish foreclosure timelines that vary by state and which range between 30 and 960 days.
We have experienced insurance claim reductions due to servicers’ failures to follow state-specific foreclosure timelines. However, due to operational limitations, we cannot separately identify credit losses that have been incurred as a result of insurance claim reductions due to servicers’ failures to follow state-specific foreclosure timelines from credit losses that have been incurred for insurance claim adjustments for other reasons.
13.	We note your disclosure that you have incurred and will continue to incur expenses related to deficiencies in foreclosure documentation practices and the costs of remediating them, which may be significant. Please tell us and revise to disclose in future filings the amount of expense you have incurred in each period presented due to deficiencies in foreclosure documentation practices and a description of the expenses incurred.
On page 67 of our filing on Form 10-K for the fiscal year ended December 31, 2010, we have provided information related to deficiencies in the foreclosure process. We believe this discussion has provided adequate clarification related to deficiencies in foreclosure documentation practices and the costs of remediating them, including the
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

circumstances surrounding the suspension of one legal firm. To date, incremental expenses associated with the transfer and restart of the foreclosure process resulting from the termination of the Florida law firm have not been material to our financial results. We cannot separately identify other incremental costs (apart from the aforementioned direct costs associated with the transfer and restart of the foreclosure process), such as taxes, insurance or other holding period costs, associated with delays in the foreclosure process from regularly recurring costs associated with the foreclosure process as there is no way for us to determine a particular point in time when a delay in the foreclosure begins. In future filings on Form 10-K and 10-Q, we will expand our disclosure and provide additional information to the extent that expenses associated with the suspension of legal firms become more significant.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66
Provision for Credit Losses, page 72
14.	You disclose here that the allowance is maintained at levels deemed adequate to absorb probable incurred losses on mortgage loans held-for-investment and loans underlying your financial guarantees. If true, please revise your disclosure in future filings to confirm here as well as in other places throughout the document where you refer to the allowance for loan losses and reserve for guarantee losses as adequate or state that you determine the adequacy of the allowance to instead state that you believe the allowance is maintained at a level believed appropriate to absorb probable credit losses incurred in the loan portfolio.

In response to the Staff’s comment, we will revise future filings in the location identified by the Staff and in other places in our periodic reports where we make references to these matters, beginning with our Form 10-K for the fiscal year ended December 31, 2011, as follows:
We maintain loan loss reserves at levels we ~~deem adequate~~ believe appropriate to absorb probable incurred losses on mortgage loans held-for-investment and loans underlying our financial guarantees.
Other Categories of Single-Family Mortgage Loans, page 121
15.	We note your disclosure on page 122 that while you have classified loans as subprime or Alt-A for purposes of certain of your disclosures, there is no universally accepted definition of subprime or Alt-A and therefore classifications of such loans may differ from those used by other companies. We also note that for purposes of your disclosures, your definition is based on how the security collateral was reported to you at the time you entered into the transactions with the seller/servicer. In light of the fact that each seller/servicer could have a separate definition of subprime or Alt-A, please tell us why you have elected to
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

base your definition on how they define the collateral. In this regard, explain why you have not identified your own definition of subprime and Alt-A and then classified all of the collateral consistently. As part of your response, tell us whether you are provided with all of the information in order to be able to classify the amounts consistently.

As indicated in our disclosure, there is no universally accepted definition of “subprime” or “Alt-A”. We do not understand these terms to connote any specific set of generally understood mortgage characteristics; rather, many mortgage market participants use these terms imprecisely to refer generally to perceived levels of credit risk presented by a mortgage, or to the channel or platform through which the mortgage was originated. The parameters indicating which loans constitute “subprime” or “Alt-A” vary by market participant. As also indicated in our disclosure, we do not rely primarily on these classifications in evaluating the credit risk exposure relating to the mortgages in our portfolio. Consequently, we did not believe it useful to develop our own definitions of these terms. Instead, we also provided tabular disclosure presenting the objective characteristics of the mortgages in our portfolio (see, e.g., Tables 42 and 52 of our Form 10-K for the fiscal year ended December 31, 2010), so that readers could evaluate those characteristics that they found meaningful (e.g., as indicated in our disclosure, we understand that certain financial institutions may employ FICO credit scores to delineate mortgages as subprime; our tabular disclosure provides the necessary information to apply that definition to our portfolio). We believe that we were consistent in the classifications we reported in our disclosures, based on the information provided to us.
Single-Family Mortgage Product Types, page 121
16.	We note that both your interest-only loans and option ARM loans have initial periods where the borrower either pays only interest or has payment options until a specified date when both principal and interest payments are required. Also, we note your table 43 that presents the single-family scheduled adjustable-rate resets by year. Please revise this table to include similar information for fixed-rate interest-only loans. Also, tell us and revise to disclose whether the default and delinquency statistics for those loans that have reset and are amortizing show a different trend than those that are still in the interest-only period.

The comment above relates to the performance of two distinct categories of loans. For interest-only loans, there is a risk that when the interest-only payment period ends and the monthly payment begins to reflect full amortization of principal and interest, the borrower’s increased monthly payment obligation will adversely impact the performance of the loan. For ARM loans, there is risk that when the interest rate resets, a borrower’s payment will increase and this payment increase will adversely impact the performance of the loan. We believe that our disclosures would be more
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

clear and transparent by maintaining separate discussions of interest-only loans and ARM loans.

We currently have a discussion of our single-family interest-only loans directly above the section that includes Table 43 on page 121. In response to the Staff’s comment on our fixed-rate interest-only loans, we will revise our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2011, to add a new table (“Single-Family Scheduled Payment Change to Include Principal by Year at December 31, 2011”) that provides, by year, the scheduled payment changes for our single-family fixed-rate interest-only loans. This new table will follow the discussion of our interest-only loans above Table 43.

We currently have a discussion of our single-family ARM loans above Table 43 and disclose their scheduled rate resets, by year, in Table 43. In response to the Staff’s comment on delinquency statistics pre- and post- rate reset, we will revise our future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2011, to add a new table (“Serious Delinquency Rates by Year of First Rate Reset”) that provides, by year of interest rate reset, serious delinquency rates for several successive periods. Additionally, we will add a new table for interest-only loans (“Serious Delinquency Rates by Year of Payment Change to Include Principal”) that provides, by year of payment change (i.e., to include principal), serious delinquency rates for several successive periods. These two additional tables will show the trend of delinquencies for both loans that have previously had payment changes (due to rate reset or the end of the interest-only period) and loans which have not yet had payment changes.

The following illustrates our proposed revisions in response to this comment:
Interest-Only Loans
Interest-only loans have an initial period during which the borrower pays only interest, and at a specified date the monthly payment changes to begin reflecting repayment of principal until maturity. At December 31, 2011 ~~2010~~ and December 31, 2010 ~~2009~~, interest-only loans represented approximately X% ~~5%~~ and 5% ~~7%~~, respectively, of the UPB of our single-family credit guarantee portfolio. The UPB of interest-only loans declined during 2011 ~~2010~~ primarily due to [refinancing into other mortgage products, modifications of seriously delinquent loans to amortizing terms, and foreclosure events]. We purchased $0.9 billion ~~and $0.8 billion~~ of these loans during the years ended December 31, 2010 ~~and 2009, respectively~~. As of September 1, 2010, we no longer purchase interest-only loans.
Table XX presents information for single-family mortgage loans in our single-family credit guarantee portfolio, excluding Other Guarantee Transactions, at December 31, 2011 that contain interest-only payment terms. The reported balances in the table are aggregated by interest-only
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

loan product type and categorized by the year in which the loan begins to require payments of principal. At December 31, 2011, approximately XX% of these interest-only loans are scheduled to begin requiring payments of principal in 2012 or 2013. The timing of the actual change in payment terms may differ from those presented due to a number of factors, including refinancing or exercising of other provisions within the terms of the mortgage.
Table XX — Single-Family Scheduled Payment Change to Include Principal by Year at December 31, 2011

	Prior	2012	2013	2014	2015	2016	Thereafter	Total
ARM interest-only	$XX	$XX	$XX	$XX	$XX	$XX	$XX	$XX
Fixed-rate interest-only	XX	XX	XX	XX	XX	XX	XX	XX
Total	$XX	$XX	$XX	$XX	$XX	$XX	$XX	$XX

Table XX presents the trend of serious delinquency information for single-family interest-only mortgage loans in our single-family credit guarantee portfolio, excluding Other Guarantee Transactions, at December 31, 2011, categorized by the year in which the loan begins to require payments of principal. Loans where the year of payment change is 2011 or prior have already changed to require payments of principal; loans where the year of payment change is 2012 or later still require only payments of interest as of December 31, 2011 and will not require payments of principal until a future period.
Table XX — Serious Delinquency Rates by Year of Payment Change to Include Principal Period Ended

Year of Payment
Change	December 31, 2009	December 31, 2010	December 31, 2011
2009 and prior	XX%	XX%	XX%
2010	XX%	XX%	XX%
2011	XX%	XX%	XX%
2012 and thereafter	XX%	XX%	XX%
Adjustable-Rate Mortgage Loans
Table 43 presents information for single-family mortgage loans in our single-family credit guarantee portfolio, excluding Other Guarantee Transactions, at
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

December 31, 2011 ~~2010~~ that contain adjustable payment terms. The reported balances in the table are aggregated by adjustable-rate loan product type and categorized by year of the next scheduled contractual reset date. At December 31, 2011 ~~2010~~, approximately XX% ~~60%~~ of these adjustable-rate loans have interest rates that are scheduled to reset in ~~2011 or~~ 2012 or 2013. The timing of the actual reset dates may differ from those presented due to a number of factors, including refinancing or exercising of other provisions within the terms of the mortgage.
Table 43 — Single-Family Scheduled Adjustable-Rate Resets by Year at December 31, 2011 ~~2010~~

	2012		2013		2014		2015	2016
	~~2011~~		~~2012~~		~~2013~~		~~2014~~	~~2015~~		Thereafter		Total
(in millions)
ARMs/amortizing	$	XX ~~28,022~~	$	XX ~~7,418~~	$	XX ~~3,827~~	$ XX ~~2,758~~	$	XX ~~11,946~~	$	XX ~~6,594~~	$	XX ~~60,565~~
ARMs/interest-only		XX ~~25,261~~		XX ~~18,802~~		XX ~~10,681~~	XX ~~5,021~~		XX ~~3,681~~		XX ~~8,365~~		XX ~~71,811~~
Balloon/resets		XX ~~1,190~~		XX ~~334~~		XX ~~95~~	XX ~~16~~		XX ~~12~~		XX ~~1~~		XX ~~1,648~~

Total	$	XX ~~54,473~~	$	XX ~~26,554~~	$	XX ~~14,603~~	$ XX ~~7,795~~	$	XX ~~15,639~~	$	XX ~~14,960~~	$	XX ~~134,024~~

Table XX presents serious delinquency information for single-family adjustable-rate mortgage loans in our single-family credit guarantee portfolio, excluding Other Guarantee Transactions, at December 31, 2011, categorized by the year in which the loan first had an interest rate reset. Loans where the year of first interest rate reset is 2011 or prior have already had one or more interest rate resets; loans where the year of first interest rate reset is 2012 or later have not yet had an interest rate reset as of December 31, 2011 and will not have an interest rate reset until a future period.
Table XX — Serious Delinquency Rates by Year of First Rate Reset

Year of Payment		Period Ended
Change	December 31, 2009	December 31, 2010	December 31, 2011
2009 and prior	XX%	XX%	XX%
2010	XX%	XX%	XX%
2011	XX%	XX%	XX%
2012 and thereafter	XX%	XX%	XX%
Table 44 — Certain Higher-Risk Categories in the Single-Family Credit Guarantee Portfolio,

17.	We note your footnote two to table 44 appears to relate to the calculation of the original LTV ratio, as opposed to the calculation of the estimated current LTV
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

ratio. Please confirm that the percentages disclosed in table 44 represent the estimated current LTV ratios and that the amounts are calculated consistently with footnote five to Table 42.
We confirm that the percentages disclosed in Table 44 represent the estimated current LTV ratios and that the amounts are calculated consistently with endnote (5) to Table 42. For additional clarity, we revised endnote (2) to this table in our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
~~Based on our first lien exposure on the property and excludes secondary financing by third parties, if applicable. For refinance mortgages, the original LTV ratios are based on third-party appraisals used in loan origination, whereas new purchase mortgages are based on the property sales price.~~ See endnote (5) to “Table 32 —Characteristics of the Single-Family Credit Guarantee Portfolio” for information on our calculation of current LTV ratios.
Home Affordable Modification Program, page 128
18.	We note your disclosure on page 129 that approximately 31% of loans in the HAMP trial period have been in the program for more than the minimum duration of three months. Also, we note that effective June 1, 2010, borrowers must provide income documentation before entering into the HAMP trial period. Please tell us and revise to disclose in future filings the following:
•	The weighted-average life that a borrower was in the trial period for loans entered into the program on or before December 31, 2010;

Due to data limitations, we are not able to provide the weighted-average life that a borrower was in the trial period for loans entered into the HAMP program on or before December 31, 2010. However, we are able to provide the average life that a borrower was in the trial period for loans in the HAMP program as of a point in time (e.g., as of December 31, 2010).

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Approximately XX% ~~31%~~ of our loans in the HAMP trial period as of December 31, 2011 ~~2010~~ have been in the trial period for more than the minimum duration of three months. Based on information provided by the program administrator, the average length of the trial period for loans in the program as of December 31, 2011 was XX months. Since the start of our HAMP effort, the trial period plans of more than XX ~~121,000~~ borrowers, or XX% ~~48%~~ of those starting the program, have been cancelled and the borrowers did not receive permanent HAMP
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

modifications, primarily due to the failure to continue trial period payments, the failure to provide the income or other required documentation of the program, or the failure to meet the income requirements of the program. To address the documentation issues, guidelines for HAMP provide that, beginning with trial periods that became effective on or after June 1, 2010, borrowers must provide income documentation before entering into a HAMP trial period. The ultimate completion rate for HAMP modifications, which is the percentage of borrowers that successfully exit the trial period and receive final modifications, remains uncertain. When a borrower’s HAMP trial period is cancelled, the loan is considered for our other workout activities. For more information on our HAMP modifications, including redefault rates on these loans, see “Loan Workout Activities.”
•	The maximum duration that a loan can continue in the HAMP trial period before it is cancelled; and

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Approximately XX% ~~31%~~ of our loans in the HAMP trial period as of December 31, 2011 ~~2010~~ have been in the trial period for more than the minimum duration of three months. A standard trial period plan is three months in duration. Our servicers are permitted to add an interim month, which will be reported as a fourth trial period month. In addition, our servicers are authorized to extend a trial period for up to an additional two months when the borrower is in bankruptcy in order to provide additional time to have the mortgage removed from the bankruptcy plan, which is a pre-requisite to a modification under HAMP.
•	Even though the ultimate completion rate for HAMP modification is uncertain, given the time period since the HAMP program has started and the changes made to the program in June 2010, please tell us whether you are now able to disclose the current percentage of loans that entered the HAMP trial program to date that have completed a formal modification. As part of your revised disclosure, you may separate out the percentages between those that completed a formal HAMP modification versus another workout program.

We are now able to disclose the percentage of loans that entered HAMP that have successfully completed the trial program and completed a formal modification. In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Approximately ~~31~~XX% of our loans in the HAMP trial period as of December 31, ~~2010~~2011 had been in the trial period for more than the minimum duration of three months. Since the start of our HAMP effort, the trial period plans of more than ~~121,000~~XXX,XXX borrowers, or ~~48~~XX% of those starting the program, have been cancelled and the borrowers did not receive permanent HAMP modifications, primarily due to the failure to continue trial period payments, the failure to provide the income or other required documentation of the program, or the failure to meet the income requirements of the program. To address the documentation issues, guidelines for HAMP provide that, beginning with trial periods that became effective on or after June 1, 2010, borrowers must provide income documentation before entering into a HAMP trial period. ~~The ultimate completion rate for HAMP modifications, which is the percentage of borrowers that successfully exit the trial period and receive final modifications, remains uncertain.~~ Prior to the June 1, 2010 changes to HAMP, we experienced approximately a XX% completion rate under the program. Given the changes made to the program in June 1, 2010, we have since experienced a much higher completion rate of approximately XX%. When a borrower’s HAMP trial period is cancelled, the loan is considered for our other workout activities. For more information on our HAMP modifications, including redefault rates on these loans, see “Loan Workout Activities.”
Home Affordable Refinance Program, page 130
19.	We note that relief refinance mortgages comprised 36% of your total refinance volume in 2010 and 40% during the first half of 2011. Also, effective July 1, 2009 you increased the current LTV ratio limit for relief refinance mortgages from 105% to 125%. Given the activity in the past few years in this program and the fact that loans with LTVs over 100% are considered “underwater”, please tell us and revise to disclose delinquency statistics for refinanced loans and segregate the statistics by relief refinance mortgages and other refinance loans with LTVs below 100%.

We believe that our current disclosures of delinquency information for our single-family portfolio provide useful and meaningful information to investors. Table 33 in our Form 10-Q for the quarterly period ended June 30, 2011 includes delinquency information on certain “higher-risk” categories of loans, including delinquency information for non-relief refinance mortgages with original LTVs greater than 90% and for relief refinance mortgages with original LTVs greater than 90%. Table 40 in our Form 10-Q for the quarterly period ended June 30, 2011, provides the serious delinquency rates of our single-family credit guarantee portfolio by current LTV, product type and original credit score.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Additionally, Table 4.2 in NOTE 4: MORTGAGE LOANS AND LOAN LOSS RESERVES provides information about the recorded investment in mortgage loans by class by LTV, and Table 5.2 in NOTE 5: INDIVIDUALLY IMPAIRED AND NON-PERFORMING LOANS includes the payment status of mortgage loans by class. The relief refinance mortgages are included in these disclosures, and we do not view relief refinance mortgages to be a class that needs to be separately disclosed.

As a result, we do not believe revisions to our future filings to disclose stand-alone delinquency statistics for all refinanced loans are necessary.
Non-Performing Assets, page 139
20.	Please expand the disclosure following Table 55 to also disclose REO activity in California, Florida, Arizona, Michigan, Georgia and Illinois as a separate item.

In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
Our single-family REO acquisitions during the ~~six~~ nine months ended ~~June~~ September 30, 2011 were most significant in the states of California, Michigan, Arizona, Georgia, and Florida, which collectively represented 44% of total REO acquisitions based on the number of properties. The states with the most properties in our REO inventory ~~is~~ are Michigan and California. At September ~~June~~ 30, 2011, our REO inventory in Michigan and California comprised 12% and 11%, respectively, ~~13%~~ of total REO property inventory, based on the number of properties.
Table 55 — REO Activity by Region, page 141
21.	We note your disclosure on page 142 that you expanded your REO sales methods during 2010 to use auctions and bulk sale transactions of properties in certain geographical areas. Please tell us how you determine the fair value less cost to sell of properties included in auctions and bulk sales and if you have experienced a significant difference in gains or losses from sales between these selling methods and others you use. Also, disclose the geographical areas you expanded these sales methods to and if you intend to utilize these methods in other areas in the future.

We determine the fair value less costs to sell of REO properties based on recent retail and auction/bulk sales proceeds, net of expenses that are directly associated with the sale, such as sales commissions. We have not separately estimated the fair values of, or separately tracked, the gains or losses of properties included in auctions and bulk sales as these sales are insignificant compared to our total dispositions of REO. Our principal market for determining the fair value of REO is based on retail sales, as this is the method in which we transact with the greatest frequency. During 2010,
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

properties sold via auction or bulk sales represented 2.2% of our total dispositions of REO (based on the number of properties). Our auction and bulk sale disposition strategies are available for use in all geographic areas; however, we have limited such sales to our more difficult to sell and highly distressed inventory.

If auction and bulk sales increase to significant levels in the future, we will disclose the percentage of auction and bulk sales of our total REO dispositions and will appropriately update our process of determining fair value less costs to sell to include the differences in gains and losses from sales based upon disposition methods.

In response to the Staff’s comment, we will revise our disclosure in our Form 10-K for the fiscal year ended December 31, 2011, as follows:
We expanded our methods for REO sales during 2010, including the expanded use of REO auctions and bulk sale transactions of properties in certain geographical areas. Although auction and bulk sales are potentially available for use in all geographic areas, these methods of REO disposition have to date only been used for our more difficult to sell or highly distressed inventory. As a result, in 2011, auction and bulk sales represented an insignificant portion of our REO dispositions.
Loan Loss Reserves, page 142
22.	Please expand the disclosures following Table 58 to also disclose charge-offs and recoveries in California, Florida, Arizona and Nevada as a separate item.

We do not believe that providing more granular information for these four states will add incremental decision useful information. We currently provide information about charge-offs, net of recoveries plus REO operations expense (i.e., credit losses in the table) for the four states mentioned in Table 51 of our Form 10-K for the fiscal year ended December 31, 2010. Additionally, we provide charge-offs, net of recoveries, plus REO operations expense (i.e., credit losses in the table) individually for the most significant states in Table 19.1 contained in Note 19: CONCENTRATION OF CREDIT AND OTHER RISKS in our Form 10-K for the fiscal year ended December 31, 2010. As a result, we believe we have already provided sufficient information about charge-offs and recoveries for the states with our highest concentration of credit risk.
Allowance for Loan Losses and Reserve for Guarantee Losses, page 183
23.	We note your charge-off policies and that charge-offs generally occur at final disposition of the loan; however, it may occur prior to final disposition. Please revise future filings to clarify the factors you consider in concluding that the loan is uncollectible and the loss is reasonably quantifiable for charge-offs prior to final disposition. Also, clarify whether you have an established threshold in
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

terms of days past due beyond which you partially or fully charge-off loans. Refer to ASC 310-10-50-11B(b).

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
For both the single-family and multifamily portfolios, we charge off (in full or in part) our recorded investment in a loan in the period it is determined that the loan (or a portion thereof) is uncollectible. This generally occurs at final disposition of the loan.~~; h~~However, ~~it may occur~~ if losses are evident prior to final disposition, earlier recognition of a charge-off is required by our policies. We primarily charge-off our recorded investment in a loan upon occurrence of a loss event. We also consider charge-offs for certain very small balance loans and upon the occurrence of certain events such as natural disasters. ~~For example, a~~ A charge-off is also recorded if a specific loss is realized upon the modification of a loan in a TDR. We do not have any established threshold in terms of days past due beyond which we partially or fully charge-off loans.
24.	You disclose that your loan loss reserves on homogeneous pools of loans consider factors like delinquency history and status, historical trends in home prices, actual loss severity for similar loans, default experience, and trends in the timing of foreclosures. In addition, we note that you rely on third parties to service the majority of the loans in your portfolio. Please address the following:
•	Tell us and revise future filings to disclose how you obtain the current loan data, including historical losses and delinquencies, from a servicer. In addition, state whether there is a lag in the receipt of the current loan data and how you consider this lag in your allowance for loan loss calculation.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, to disclose how we obtain the current loan data, including historical losses and delinquencies, from a servicer, as follows:
Freddie Mac relies upon third-parties to provide primary servicing for the performing and non-performing loan portfolio. At loan delivery, the seller provides us with the loan data, which includes loan characteristics and underwriting information. Each month, the servicers provide us with monthly loan level servicing data, including delinquency and loss information.
Additionally, we will revise our Form 10-K for the fiscal year ended December 31, 2011, to disclose data lags impacting the allowance for loan losses, as follows:
Certain loan servicing data is reported to us on a real-time basis, such as loan pay-offs and foreclosure events. However, certain monthly servicing
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

data, including delinquency status, is delivered on a one month delay. For example, December loan delinquency data delivered to Freddie Mac at the end of December or beginning of January reflects the loan delinquency status related to the December 1 payment cycle. We incorporate the delinquency status data into our allowance for loan loss calculation generally without a need for any adjustment resulting from the one month delay.
•	Tell us and consider disclosing in future filings the number of months you look-back for key factors, like those noted above, that you use in your loan loss calculation. For example, disclose the look-back period for foreclosures used in your trend calculation on the timing of foreclosures and discuss how historical and/or future trends in home prices are incorporated into the analysis. Identify any changes to these look-back periods that were implemented during the past three years.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, to disclose how look-back periods and home prices are incorporated into the allowance for loan losses, as follows:
Our single-family loan loss reserve default models are estimated based on the most recent 12 months of actual borrower behavior reflected in status and delinquency data reported by our servicers. The data provides a loan level history of delinquency, foreclosures, foreclosure alternatives, modifications and repurchases. Our single-family loan loss reserve severity is estimated from the most recent three months of sales experience realized on our distressed property dispositions and the most recent six months of mortgage insurance recoveries and pre-foreclosure expenses on our distressed properties. We utilize historical trends in home prices in our single-family loan loss reserve process, primarily through the use of estimated current total LTV ratios in our default models and through the use of recent home price sales experience in our severity estimate. However, we do not utilize a forecast of trends in home prices in our single-family loan loss reserve process.
We have not made any significant changes to these look-back periods during the past three years. However, occasionally, we make certain adjustments to the results of our loan loss reserve models to consider certain market and borrower trends that we believe are affecting our inherent losses, but which may not be appropriately reflected in the model results due to the look-back features used in the model.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Non-Performing Loans, page 185
25.	We note your disclosure that non-accrual mortgage loans may return to accrual status when the collectability of principal and interest is reasonably assured. Please tell us and revise future filings to disclose how you determine that collectability is reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

For single-family loans, we determine that collectability is reasonably assured when we have received full payments of principal and interest such that the loan becomes less than three monthly payments past due. Once delinquent borrowers make a payment that returns them to less than three months past due, they typically return to current status and perform in accordance with the contractual terms of the mortgage.

We return multifamily mortgage loans to accrual status when the collectability of principal and interest is reasonably assured. This determination is based upon qualitative and quantitative factors specific to the individual loan being assessed. These factors are consistent with the factors used to assess whether a multifamily loan is impaired, as described in our response to Question #26 below.

Due to the unique nature of individual multifamily loans, we do not require a predefined number of payments be made by the borrower prior to placing the loan back on accrual status.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, to provide additional disclosure of how we determine that collectability is reasonably assured in order to return a nonaccrual loan to accrual status in “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.” The following illustrates our proposed revisions:
Non-Performing Loans
     We classify mortgage loans as non-performing and place them on non-accrual status when we believe collectibility of interest and principal is not reasonably assured, which generally occurs when a loan is three monthly payments past due, unless the loan is well secured and in the process of collection based upon an individual loan assessment. A loan is considered past due if a full payment of principal and interest is not received within one month of its due date. When a loan is placed on non-accrual status, any interest income accrued but uncollected is reversed. Thereafter, interest income is recognized only upon receipt of cash payments.
A non-accrual mortgage loan may be returned to accrual status when the collectability of principal and interest is reasonably assured. For single-family
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

loans, we determine that collectibility is reasonably assured when we have received full payment of principal and interest such that the loan becomes less than three monthly payments past due. For multifamily loans, the collectability of principal and interest is considered reasonably assured based on a quantitative and qualitative analysis of the factors specific to the loan being assessed. Upon a loan’s return to accrual status, all previously reversed interest income is recognized and amortization of any basis adjustments into interest income is resumed.
Impaired Loans, page 185
26.	Please tell us and revise future filings to address the following regarding your impaired loan policy:
•	Clarify whether you assess for impairment on an individual basis or in the aggregate for single-family loans where foreclosure on the underlying collateral is probable.

For loans where foreclosure is probable, transition rates are used to identify the population of loans expected to experience a loss event (e.g., complete a foreclosure or short sale). For that population of loans, impairment is measured in the aggregate using an estimate of the underlying collateral value.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Our loan loss reserves reflect our best current estimates of incurred losses. Our loan loss reserve estimate includes projections related to strategic loss mitigation activities, including loan modifications for troubled borrowers, and projections of recoveries through repurchases by seller/servicers of defaulted loans due to failure to follow contractual underwriting requirements at the time of the loan origination. For loans where foreclosure is probable, impairment is measured on an aggregate basis using an estimate of the underlying collateral value.
•	Discuss the factors in detail you consider for multifamily loans that are deemed impaired based on management judgment.

Multifamily impaired loans include loans that have gone through a troubled debt restructuring, are three monthly payments or more past due, or are determined to be impaired based on management’s judgment. Factors that are considered by management in impairing a loan include quantitative information such as the current loan-to-value and debt service coverage ratios, vacancy rates, credit enhancements and payment history. In addition, management evaluates qualitative factors such as borrower relationship, management of the underlying
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

property, the geographic location of the property and macroeconomic factors relevant to that geographic location. The process of determining loan impairments is a collaborative process including individuals from accounting, asset management and the business risk areas.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Multifamily
     Multifamily impaired loans include TDRs, loans three monthly payments or more past due, and loans that are deemed impaired based on management judgment. Factors considered by management in determining whether a loan is impaired include, but are not limited to, the underlying property’s operating performance as represented by its current DSCR, available credit enhancements, current LTV ratio, management of the underlying property and the property’s geographic location. Multifamily loans are measured individually for impairment based on the fair value of the underlying collateral, as reduced by estimated disposition costs, as the repayment of these loans is generally provided from the cash flows of the underlying collateral and any associated credit-enhancement. Except for cases of fraud and certain other types of borrower defaults, most multifamily loans are non-recourse to the borrower so generally the cash flows of the underlying property (including any associated credit enhancements) serve as the source of funds for repayment of the loan. Interest income recognition on non-TDR multifamily impaired loans is subject to our non-accrual policy as discussed in the Non-Performing Loans section above.
Troubled Debt Restructurings, page 185
27.	You disclose that the TDR assessment is not performed for loans modified under the MHA Program until successful completion of the trial period and at the date that the contractual terms of the modified loan become effective. We also note your disclosure on page three of your June 30, 2011 Form 10-Q that you have a new initiative where you will implement a new non-HAMP loan modification process, that similar to HAMP, will require borrowers to complete a three month trial period. Please explain to us how you concluded that during the trial period of the modified payments these loans should not be accounted for as TDRs.

We have sent a letter to the Commission’s Office of the Chief Accountant that incorporates our basis for our conclusion that during the trial period the loans should not be accounted for as TDRs dated October 24, 2011.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Repurchase and Resale Agreements and Dollar Roll Transactions, page 187
28.	We note your accounting policy disclosure for dollar roll transactions and that some of these transactions are treated as sales. Please tell us, and revise future filings to disclose whether you have accounted for any of these transactions during 2009, 2010, and first half of 2011 as sales for accounting purposes in your financial statements and if so, provide the accounting analysis supporting the sales treatment applied. For those repurchase agreements accounted for as sales, please quantify the amount qualifying for sales accounting at each quarterly balance sheet date for each of the past two years as well as the average balance of repurchase agreements qualifying for sales accounting as of December 31, 2010 and 2009.

Freddie Mac has accounted for all dollar roll transactions as purchases and sales during 2009, 2010, and the first half of 2011. In our dollar roll transactions, the initial transfer of the security is to an operating company that is legally isolated from Freddie Mac. The transferee is free to pledge or exchange the security without constraint. Freddie Mac does not maintain effective control over the transferred security through an agreement that entitles and obligates us to repurchase the security before maturity. While we will purchase a security at the end of the dollar roll transaction, our obligation is to purchase a TBA eligible security, a term that is not specific enough to ensure that we will receive the same, or substantially the same, security that was originally transferred. As a result, we believe our dollar roll transactions meet all of the criteria in FASB ASC 860-10-40-5 (Transfers and Servicing>Overall>Derecognition> Conditions for Sales of Financial Assets).

Freddie Mac accounts for all its repurchase and resale agreements as secured financings because the transferor does not relinquish control over the transferred assets.

We believe our disclosure of our accounting policies for these transactions is clear, other than we use the word “generally” when discussing the accounting for dollar roll transactions. In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
We enter into repurchase and resale agreements primarily as an investor or to finance certain of our security positions. Such transactions are accounted for as secured financings because the transferor does not relinquish control over the transferred assets.

We also engage in dollar roll transactions whereby we enter into an agreement to sell and subsequently repurchase (or purchase and subsequently resell) agency securities. When these transactions involve securities issued by consolidated entities, they are treated as issuances and extinguishments of debt. When these transactions involve securities issued by entities we do not consolidate, they are
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

~~generally~~ treated as purchases and sales as the security initially transferred is not required to be the same or substantially the same as the security subsequently returned.
Note 4: Variable Interest Entities, page 201

Other Guarantee Transactions, page 202
29.	We note your disclosure here and on page 205 that your determination of consolidation varies by Other Guarantee Transaction because your involvement with each securitization trust varies including the power to direct and exposure to benefits or losses. Also, we note that some of the Other Guarantee Transactions are consolidated at December 31, 2010, but it appears the vast majority of them are not. Please tell us and revise future filings to describe in more detail the key differences in the nature and amount of the variable interests held, the powers you have, and how they are obtained, which resulted in the consolidation of only certain of your Other Guarantee Transactions. Please also specifically discuss whether you provide a guarantee for the Other Guarantee Transactions that you do not consolidate.

As of December 31, 2010, we consolidated Other Guarantee Transactions with underlying assets that totaled $15.8 billion. The total balance of assets underlying all Other Guarantee Transactions as of that date was $26.6 billion.

Our Other Guarantee Transaction population involves several different types of structures. The overwhelming majority of these structures involve either a senior/subordinate structure where Freddie Mac provides a guarantee on the senior interests issued by the variable interest entity (“VIE”) and a third party holds the subordinate interests, or a single class structure where Freddie Mac provides a guarantee on the single class interest and a third party provides a credit enhancement to the structure. The subordinate interests and the credit enhancement provider are in first loss positions in these VIEs.

The ability to control the servicing of the underlying assets (mortgage loans), particularly when those mortgage loans enter a state of delinquency or default, is the activity that provides the holder with the ability to direct the activities of those VIEs that are most economically significant as of the reporting date. This ability to control servicing of the underlying assets is held by the party in a first loss position, which is the holder of the subordinate interest or the credit enhancement provider at the inception of the structure. Once the subordinate interest has been depleted or the credit enhancement provider has reached the cap for the credit protection provided, Freddie Mac moves into a first loss position and obtains control over servicing of the underlying assets.

For Other Guarantee Transactions we consolidate, our guarantee provides us the ability to control the servicing of the underlying assets (i.e., we are in a first loss
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

position), and for Other Guarantee Transactions we do not consolidate, our guarantee does not, as of the reporting date, provide us with the ability to control servicing of the underlying assets.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Note 5

Other Guarantee Transactions

Other Guarantee Transactions are mortgage-related securities that we issue to third parties in exchange for non-Freddie Mac mortgage-related securities. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Securitization Activities through Issuances of Freddie Mac Mortgage-Related Securities” for information on the nature of Other Guarantee Transactions. The degree to which our involvement with securitization trusts that issue Other Guarantee Transactions provides us with power to direct the activities that most significantly impact the economic performance of these VIEs (e.g., the ability to direct the servicing of ~~mitigate credit losses on~~ the underlying assets of these entities) and exposure to benefits or losses that could potentially be significant to the VIEs (e.g., the existence of third party credit enhancements) varies by transaction. For all Other Guarantee Transactions, our variable interest in these VIEs represents some form of credit guarantee, whether covering all the issued beneficial interests or only the most senior ones. The nature of our credit guarantee typically determines whether we have power over the activities that most significantly impact the economic performance of the VIE.

For those Other Guarantee Transactions where our credit guarantee is in a first loss position to absorb credit losses on the underlying assets of these entities as of the reporting date, we would also have the ability to direct servicing of the underlying assets, which is the power to direct the activities that most significantly impact the economic performance of these VIEs. As a result, we would be the primary beneficiary, and we would consolidate the VIE. For those Other Guarantee Transactions in which our credit guarantee is not in a first loss position to absorb credit losses on the underlying assets of these entities as of the reporting date (i.e., our credit guarantee is in a secondary loss position), we would not have the ability to direct servicing of the underlying assets, so we would not be the primary beneficiary, and we would not consolidate the VIE.

Our consolidation determinations took into consideration the specific facts and circumstances of our involvement with each of these entities~~, including our ability to direct or influence the performance of the underlying assets and our exposure~~
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

~~to potentially significant variability based upon the design of each entity and its governing contractual arrangements.~~ As a result, we have concluded that we are the primary beneficiary of certain Other Guarantee Transactions with underlying assets totaling $XX.X billion and $15.8 billion at December 31, ~~2010~~2011, and 2010, respectively. For those Other Guarantee Transactions that we do consolidate, the investors in these securities have recourse only to the assets of those VIEs.
Credit Quality of Mortgage Loans, page 207
30.	We note your disclosure here that current LTV ratio is a key factor you consider when estimating your loan loss reserves for single-family loans. Also, footnote one to Table 5.2 states that to calculate current LTV ratios you adjust the value of the property at origination for changes in the market value of homes in the same geographical area. Please tell us in greater detail how you calculate the changes in the market value of homes since origination. Address whether you rely on a third-party index like the S&P/Case-Shiller or your own internal home price index. If you use an internal home price index for the calculation of your current LTV ratios and as a factor in your allowance for loan losses calculation, please describe the inputs of the index and whether foreclosed properties are included within your index.

We estimate current market values by adjusting the value of a property at origination by applying a growth factor (which may be negative) that is calculated using our own internal index. Our internal index measures price changes for repeat sales and refinancing activity on the same properties using all Freddie Mac and Fannie Mae single-family mortgage acquisitions, including acquisitions at foreclosure sales. These price changes are used to create monthly index values. These indices are used to derive estimated growth factors since origination by property type for specific geographic areas. These growth factors are then applied to the property’s value at origination to estimate the current market value of the property.

In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
(1)	The current LTV ratios are management estimates, which are updated on a monthly basis. Current market values are estimated by adjusting the value of the property at origination, based on changes in the market value of homes in the same geographical area since that time. The value of a property at origination is based on the sales price for purchase mortgages and third-party appraisals for refinance mortgages. Changes in market value are derived from our internal index which measures price changes for repeat sales and refinancing activity on the same properties using Freddie Mac and Fannie Mae single-family mortgage acquisitions, including foreclosure sales. Estimates of the current LTV ratio include the credit-enhanced portion
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

of the loan and exclude any secondary financing by third parties. The existence of a second lien reduces the borrower’s equity in the property and, therefore, can increase the risk of default.
31.	We note your credit quality indicator disclosures for single-family loans, however; we were unable to locate similar disclosures for the multifamily loan portfolio. You state on page 124 that for multifamily loans you monitor mortgage loan characteristics like the current LTV ratio and DSCR, and you disclose the percentage of the multifamily portfolio that had current LTV ratios of 100% or more and the estimated current average DSCR on page 126. Given that this information is monitored on an ongoing basis and is a factor considered in the loan loss reserve it would appear these would be your credit quality indicators for the multifamily loan segment. Please revise future filings to present the disclosures required under ASC 310-10-50-29 related to credit quality indicators for your multifamily loan portfolio by class of financing receivable.

In our adoption of the disclosure requirements set forth in Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”) we did not separately disclose loans within our multifamily portfolio by their credit quality indicator(s) for two reasons: (i) limitations on the availability of the data required to make such disclosures, and (ii) the level of significance of the multifamily loan portfolio to our overall loan portfolio.

Regarding the first point, multifamily loans are not homogeneous products and thus each is unique with respect to calculating its loan-to-value (LTV) ratio and debt service coverage ratio (DSCR). The disclosure on current LTV ratios over 100% and their related DSCR (as the Staff have noted in their question) are related to our highest risk loans and those that are monitored most frequently. For these loans, management requests specific financial information on a quarterly basis from the borrower in order to proactively manage our credit risk and assess the loan for impairment. Thus, we have the most recent information to compute these ratios, with a reasonable level of precision and confidence, and disclose them in our periodic financial reports.

For loans not considered higher risk, management does not require updated financial information as frequently as those deemed higher risk and thus the periodic calculation of an LTV ratio and DSCR is modeled using macroeconomic inputs (such as rent and vacancy trends) based on the geographic location between periods when actual financial information is received (generally annually). Although the modeled results give management a reasonable view into the credit-worthiness of the loan and provide an appropriate level of detail for reserving purposes, they do not provide management with the level of precision required to disclose them in our periodic financial reports.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Secondly, as of December 31, 2010, the recorded investment of the company’s multifamily loan portfolio only amounted to approximately 4.2% of the recorded investment in our entire loan portfolio. Therefore, management does not believe that this loan portfolio rose to the level of significance mandating disclosure in conformity with ASU 2010-20.
As these factors are still applicable for our multifamily portfolio and are expected to continue to be applicable into the future, we do not plan to revise our future filings to include the disclosures set forth in FASB ASC 310-10-50-29 for our multifamily loan portfolio.
Note 6: Individually Impaired and Non-Performing Loans, page 211
32.	We note your individually impaired single-family loans include both performing and non-performing TDRs as well as loans acquired under your financial guarantees with deteriorated credit quality. Also, we note from footnote one to Table 6.1 that those single-family loans with no specific allowance are the loans acquired with deteriorated credit quality and you disclose on page 140 that single-family TDRs totaled $29.8 billion. Please reconcile the difference between the $29.8 billion and the total singlefamily loans with specific allowance presented in the impaired loans table. Also, confirm that there were no multifamily loans included in the $2.6 billion with no specific allowance recorded.
Single-family
Table 54 — Non-performing Assets on page 140 segregates non-performing loans into TDRs (the $29.8 billion referenced in the Staff’s comment) and other non-performing loans, which represent seriously delinquent loans (Other single-family non-performing loans of $84.2 billion). Table 6.1 — Individually Impaired Loans includes only those loans that are individually impaired as described in FASB ASC 310-30 and 310-40 (i.e., loans acquired with deteriorated credit quality and TDRs). Seriously delinquent loans are not included in Table 6.1, as these loans continue to be measured collectively for impairment, unless the seriously delinquent loans are TDRs or loans acquired under our financial guarantees with deteriorated credit quality.
Multifamily
In Table 6.1 — Individually Impaired Loans, the $2.6 billion UPB of multifamily loans individually impaired does contain loans for which there is no specific allowance recorded. Approximately $700 million (93 loans) of the $2.6 billion (267 loans) had no specific allowance. For these 93 loans that had no specific allowance, the collateral value is sufficiently in excess of the loan balance, such that we expect to recover the entire recorded investment if the property were foreclosed upon or
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

otherwise disposed of to settle the loan amount. As a result, we concluded that no specific allowance was necessary for these loans.
In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
     Table 6.1 — Individually Impaired Loans

	Balance at				For the Year Ended
	December 31, 20~~10~~11				December 31, 20~~10~~11
					Average	Interest
		Recorded	Associated	Net	Recorded	Income
	UPB	Investment	Allowance	Investment	Investment	Recognized
(in millions)
Multifamily —

With no specific allowance recorded(4)	XXX	XXX	XXX	XXX	XXX	XXX
With specific allowance recorded	XXX	XXX	XXX	XXX	XXX	XXX
Total multifamily	XXX	XXX	XXX	XXX	XXX	XXX

(4)	Individually impaired multifamily impaired loans with no specific valuation allowance represent those loans for which the collateral value is sufficiently in excess of the loan balance to result in recovery of the entire recorded investment if the property were foreclosed upon or otherwise subject to disposition.
33.	You define non-performing loans on page 185 as loans placed on non-accrual status because you believe collectability of interest and principal is not reasonably assured, which generally occurs when a loan is three monthly payments past due, unless the loan is well secured and in the process of collection. We note per Table 6.2 that your nonaccrual loans totaled $85.8 billion and on page 140 your non-performing loans — on balance sheet totaled $116.7 billion as of December 31, 2010. Please explain to us the difference in a non-performing loan and a loan on non-accrual status and reconcile the difference in the balances disclosed. Also, please tell us why you do not include TDRs on non-accrual status under the non-accrual heading in Table 6.2.
Table 54 on page 140 presents the UPB of non-performing assets as of December 31, 2010. As it pertains to non-performing loans, this table follows the instructions within Section III-C-1 (Loan Portfolio > Risk Elements > Nonaccrual, Past Due and Restructured Loans) of the SEC’s Industry Guide 3, which states to present in aggregate our (a) loans accounted for on a nonaccrual basis, (b) accruing loans which are past due 90 days or more, and (c) loans not included in the foregoing which are TDRs as defined in GAAP.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Table 6.2 presents the recorded investment of our mortgage loans, which includes the UPB of the loan plus or minus any basis adjustments, by payment status. This table includes a column for nonaccrual loans.
We do not accrue interest on loans three months or more past due (see disclosure above Table 6.2 in our Form 10-K for the fiscal year ended December 31, 2010).
As a result, there are two differences between our disclosed populations of non-performing loans and non-accrual loans. The first is that non-performing loans includes all TDRs, regardless of payment status, while non-accrual loans include only TDRs which are three or more monthly payments past due. The second is that Table 54, which includes non-performing loans, is based on UPB, while Table 6.2, which includes non-accrual loans, is based on the recorded investment of the loan.
The table below reconciles those two differences between Table 54 and Table 6.2:

From Table 54
UPB of Single-family TDRs — Seriously delinquent	$3,144
UPB of Multifamily TDRs — Seriously delinquent (1)	—
UPB of Other single-family non-performing loans	84,272
UPB of Other Multifamily non-performing loans	1,750

Total Table 54	89,166

Add:
Single-family basis adjustments	(3,364)
Multifamily basis adjustments	1

Adjusted Table 54	$85,803

(1)	All of the Multifamily TDRs are reperforming and are not on nonaccrual status

From Table 6.2
Recorded Investment of Single-family nonaccrual loans	$84,052
Recorded Investment of Multifamily nonaccrual loans	1,751

Total Recorded investment of nonaccrual loans	$85,803

Note 20: Fair Value Disclosures, page 265
Valuation Methods and Assumptions Not Subject to Fair Value Hierarchy, page 277
Single-Family Loans, page 277
34.	We note your disclosure on page 277 that to determine the fair value of your singlefamily mortgage loans you use the estimate of the price you would receive if you were to securitize these loans. Also, we note that you adjust the benchmark security pricing to account for credit and other costs and benefits inherent in your guarantee obligation, and to calculate the adjustment you use entry-pricing information for all guaranteed loans that would qualify for purchase under current underwriting guidelines. Please explain why you use
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

entry-pricing information as part of your valuation of single-family loans when ASC 820-10-30 states that the fair value of the asset represents the price that would be received to sell the asset or the exit price.
The guarantee obligation (“GO”) represents the credit component of the mortgage loans’ fair value. Effective with the adoption of ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157, Fair Value Measurements), Freddie Mac measures the fair value of credit and other costs and benefits inherent in our GO for loans that continue to qualify for purchase under current underwriting guidelines (i.e., eligible for delivery into TBA securities) at the fair value of the compensation we would receive on delivery of such loans (i.e., entry pricing). In essence, for performing loans that are eligible to be delivered into new mortgage-backed securities, we measure the fair value of the GO equal to the fair value of the compensation we would receive for undertaking the guarantee as a practical expedient.
This fair value valuation methodology for our GO was addressed with the Commission’s Office of the Chief Accountant in our joint pre-clearance submission with Fannie Mae dated March 21, 2008, joint supplemental pre-clearance submission dated March 28, 2008, and confirming letter dated May 2, 2008.
This valuation methodology was discussed with OCA prior to the adoption of ASU 2009-17: Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“ASU 2009-17) when our GO was recognized as a liability to an unconsolidated securitization trust. On adoption of ASU 2009-17, we consolidated almost all of the securitization trusts that included a Freddie Mac guarantee. As a result, the loans held by these securitization trusts were recognized on Freddie Mac’s balance sheet, and the separate recognition of the GO was eliminated in consolidation (the GO was now a part of the recognized loans on the balance sheet). Although the accounting for the GO has changed, our methodology for measuring the fair value has been consistent.
In response to the Staff’s comment, we revised our Fair Value Disclosures footnote in our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
We use ~~entry-pricing information~~ delivery and guarantee fees charged by us as a market benchmark for all guaranteed loans that would qualify for purchase under current underwriting guidelines (used for the majority of the guaranteed loans, but accounts for a small share of the overall fair value of the guarantee obligation).
Note 21: Legal Contingencies, page 279
35.	We note that for the vast majority of litigation matters discussed here you have not provided any discussion of the possible loss or range of possible loss, which
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

appears unusual given the different stages of each of the litigation matters discussed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim, such as details regarding the total amount of damages claimed when known.
In response to the Staff’s request, we revised our Form 10-Q for the quarterly period ended September 30, 2011. Our additional disclosure is set forth below. The additional disclosure also reflects factual developments relating to these matters. As reflected below, we deleted the disclosures that formerly appeared under the headings “Shareholder Demand Letters” and “Shareholder Derivative Lawsuits” and the first paragraph under the heading “Government Investigations and Inquiries” because those matters were terminated during the second quarter of 2011.
     NOTE 19: LEGAL CONTINGENCIES
     We are involved as a party to a variety of legal and regulatory proceedings arising from time to time in the ordinary course of business including, among other things, contractual disputes, personal injury claims, employment-related litigation and other legal proceedings incidental to our business. We are frequently involved, directly or indirectly, in litigation involving mortgage foreclosures. From time to time, we are also involved in proceedings arising from our termination of a seller/servicer’s eligibility to sell mortgages to, and/or service mortgages for, us. In these cases, the former seller/servicer sometimes seeks damages against us for wrongful termination under a variety of legal theories. In addition, we are sometimes sued in connection with the origination or servicing of mortgages. These suits typically involve claims alleging wrongful actions of seller/servicers. Our contracts with our seller/servicers generally provide for indemnification against liability arising from their wrongful actions with respect to mortgages sold to Freddie Mac.
     Litigation and claims resolution are subject to many uncertainties and are not susceptible to accurate prediction. In accordance with the accounting guidance for contingencies, we reserve for litigation claims and assessments asserted or threatened against us when a loss is probable and the amount of the loss can be reasonably estimated.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Putative Securities Class Action Lawsuits
     Ohio Public Employees Retirement System (“OPERS”) vs. Freddie Mac, Syron, et al. This putative securities class action lawsuit was filed against Freddie Mac and certain former officers on January 18, 2008 in the U.S. District Court for the Northern District of Ohio purportedly on behalf of a class of purchasers of Freddie Mac stock from August 1, 2006 through November 20, 2007. The plaintiff alleges that the defendants violated federal securities laws by making false and misleading statements concerning our business, risk management and the procedures we put into place to protect the company from problems in the mortgage industry. On April 10, 2008, the Court appointed OPERS as lead plaintiff and approved its choice of counsel. On September 2, 2008, defendants filed a motion to dismiss plaintiff’s amended complaint. On November 7, 2008, the plaintiff filed a second amended complaint, which removed certain allegations against Richard Syron, Anthony Piszel, and Eugene McQuade, thereby leaving insider-trading allegations against only Patricia Cook. The second amended complaint also extends the damages period, but not the class period. The plaintiff seeks unspecified damages and interest, and reasonable costs and expenses, including attorney and expert fees. On November 19, 2008, the Court granted FHFA’s motion to intervene in its capacity as Conservator. On April 6, 2009, defendants filed a ~~motion~~ motions to dismiss the second amended complaint, which ~~motion~~ motions ~~remains~~ remain pending.
     At present, it is not possible for us to predict the probable outcome of this lawsuit or any potential impact on our business, financial condition, or results of operations. In addition, we are unable to reasonably estimate the possible loss or range of possible loss in the event of an adverse judgment in the foregoing matter due to the following factors, among others: the inherent uncertainty of pre-trial litigation; the fact that the Court has not yet ruled upon the defendants’ motions to dismiss the second amended complaint; and the fact that the parties have not yet briefed and the Court has not yet ruled upon motions for class certification or summary judgment. In particular, absent the certification of a class, the identification of a class period, and the identification of the alleged statement or statements that survive dispositive motions, we cannot reasonably estimate any possible loss or range of possible loss.
     Kuriakose vs. Freddie Mac, Syron, Piszel and Cook. Another putative class action lawsuit was filed against Freddie Mac and certain former officers on August 15, 2008 in the U.S. District Court for the Southern District of New York for alleged violations of federal securities laws purportedly on behalf of a class of purchasers of Freddie Mac stock from November 21, 2007 through August 5, 2008. The plaintiffs~~plaintiff~~ claim~~claims~~ that defendants made false and misleading statements about Freddie Mac’s business that artificially inflated the price of Freddie Mac’s common stock, and seeks~~seek~~ unspecified damages, costs,
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

and attorneys’ fees. On February 6, 2009, the Court granted FHFA’s motion to intervene in its capacity as Conservator. On May 19, 2009, plaintiffs filed an amended consolidated complaint, purportedly on behalf of a class of purchasers of Freddie Mac stock from November 30, 2007 through September 7, 2008. Freddie Mac filed a motion to dismiss the complaint on February 24, 2010. On March 30, 2011, the Court granted without prejudice Freddie Mac’s motion to dismiss all claims, and allowed the plaintiffs the option to file a new complaint, which they did on July 15, 2011. The defendants have filed motions to dismiss the second amended complaint.
     At present, it is not possible for us to predict the probable outcome of ~~these~~ this ~~lawsuits~~ lawsuit or any potential impact on our business, financial condition, or results of operations. In addition, we are unable to reasonably estimate the possible loss or range of possible loss in the event of an adverse judgment in the foregoing matter due to the following factors, among others: the inherent uncertainty of pre-trial litigation; the fact that the Court has not yet ruled upon the defendants’ motions to dismiss the second amended complaint; and the fact that the parties have not yet briefed and the Court has not yet ruled upon motions for class certification or summary judgment. In particular, absent the certification of a class, the identification of a class period, and the identification of the alleged statement or statements that survive dispositive motions, we cannot reasonably estimate any possible loss or range of possible loss.
~~Shareholder Demand Letters~~
     ~~In late 2007 and early 2008, the Board of Directors received three letters from purported shareholders of Freddie Mac, which together contain allegations of corporate mismanagement and breaches of fiduciary duty in connection with the company’s risk management, alleged false and misleading financial disclosures, and the alleged sale of stock based on material non-public information by certain current and former officers and directors of Freddie Mac. Collectively, the letters demanded that the board commence an independent investigation into the alleged conduct, institute legal proceedings to recover damages and unjust enrichment from board members, senior officers, Freddie Mac’s outside auditors, and other parties who allegedly aided or abetted the improper conduct, and implement corporate governance initiatives to ensure that the alleged problems do not recur. Prior to the conservatorship, the Board of Directors formed a Special Litigation Committee, or SLC, to investigate the purported shareholders’ allegations, and engaged counsel for that purpose. Pursuant to the conservatorship, FHFA, as the Conservator, has succeeded to the powers of the Board of Directors, including the power to conduct investigations such as the one conducted by the SLC of the prior Board of Directors. The counsel engaged by the former SLC continued the investigation pursuant to~~
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

~~instructions from FHFA. As described below, each of these purported shareholders subsequently filed lawsuits against Freddie Mac.~~
     ~~On February 25, 2011, the counsel engaged by the former SLC submitted a report to the Conservator, in which the counsel concluded, among other things, that it “uncovered no evidence sufficient to demonstrate that any of the Company’s current or former officers or directors engaged in willful misconduct, a knowing violation of criminal law or of any federal or state securities law, or any acts from which they derived improper personal benefit, including in connection with the Company’s acceptance and management of credit risk from 2004 through 2007.”~~
~~Shareholder Derivative Lawsuits~~
     ~~On July 24, 2008 and August 15, 2008, purported shareholders, The Adams Family Trust, Kevin Tashjian and the Louisiana Municipal Police Employees Retirement System, or LMPERS, filed two derivative lawsuits in the U.S. District Court for the Eastern District of Virginia against certain current and former officers and directors of Freddie Mac, with Freddie Mac named as a nominal defendant in the actions. On October 15, 2008, the U.S. District Court for the Eastern District of Virginia consolidated these two cases. Previously, on March 10, 2008, a purported shareholder, Robert Bassman, had filed a similar shareholder derivative lawsuit in the U.S. District Court for the Southern District of New York, which was subsequently transferred to the Eastern District of Virginia and then, on December 12, 2008, consolidated with the cases filed by The Adams Family Trust, Kevin Tashjian, and LMPERS. While no consolidated complaint has been filed, the complaints collectively assert claims for breach of fiduciary duty, negligence, violations of federal securities laws, violations of the Sarbanes-Oxley Act of 2002 and unjust enrichment. Those claims are based on allegations that defendants failed to implement and/or maintain sufficient risk management and other controls; failed to adequately reserve for uncollectible loans and other risks of loss; and made false and misleading statements regarding the company’s exposure to the subprime market, the strength of the company’s risk management and internal controls, and the company’s underwriting standards in response to alleged abuses in the subprime market. The plaintiffs also allege that certain of the defendants breached their fiduciary duties and unjustly enriched themselves through their salaries, bonuses, benefits and other compensation, and sale of stock based on material non-public information. The complaints seek unspecified damages, equitable relief, the imposition of a constructive trust for the proceeds of alleged insider stock sales, an accounting, restitution, disgorgement, declaratory relief, an order requiring reform and improvement of corporate governance, punitive damages, costs, interest, and attorneys’, accountants’ and experts’ fees.~~
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

     ~~After FHFA successfully intervened in these consolidated actions in its capacity as Conservator, it filed a motion to substitute for plaintiffs. On July 27, 2009, the District Court entered an order granting FHFA’s motion, and on August 20, 2009, the plaintiffs filed an appeal of that order. On March 16, 2011, FHFA filed with the District Court a motion for voluntary dismissal without prejudice. On April 21, 2011, the District Court granted FHFA’s motion for voluntary dismissal. On May 5, 2011, the Court of Appeals for the Fourth Circuit affirmed the District Court’s ruling allowing FHFA to substitute for plaintiffs.~~
     ~~On June 6, 2008, a purported shareholder, the Esther Sadowsky Testamentary Trust, filed a shareholder derivative complaint in the U.S. District Court for the Southern District of New York against certain former officers and current and former directors of Freddie Mac. Plaintiff asserts claims for alleged breach of fiduciary duty and declaratory and injunctive relief, based on allegations that defendants caused the company to violate its charter by engaging in “unsafe, unsound and improper speculation in high risk mortgages to boost near term profits, report growth in the company’s mortgage-related investments portfolio and guarantee business, and take market share away from its primary competitor, Fannie Mae.” Among other things, plaintiff seeks an accounting, an order requiring that defendants remit all salary and compensation received during the periods they allegedly breached their duties, and an award of pre-judgment and post-judgment interest, attorneys’ fees, expert fees and consulting fees, and other costs and expenses. On November 13, 2008, FHFA filed a motion to substitute for the Esther Sadowsky Testamentary Trust. On February 26, 2009, Robert Bassman filed a motion with the District Court to intervene or, in the alternative, to appear as amicus curiae. On May 6, 2009, the District Court granted FHFA’s motion to substitute and denied Bassman’s motion to intervene. The District Court subsequently stayed the case through March 2, 2011. On June 4, 2009, the Esther Sadowsky Testamentary Trust filed a notice of appeal of the May 6 order granting FHFA’s substitution motion. On September 17, 2009, Bassman filed a notice of appeal of the May 6 order denying his motion to intervene or appear as amicus curiae. On March 10, 2010, the U.S. Court of Appeals for the Second Circuit granted FHFA’s motion to dismiss the appeal of the Esther Sadowsky Testamentary Trust and dismissed that appeal on April 12, 2010 due to lack of jurisdiction. On March 4, 2011, the Second Circuit affirmed the District Court’s decision denying Bassman’s motion to intervene and dismissed Bassman’s motion to appeal due to lack of jurisdiction. The Second Circuit issued its mandate to the District Court on April 11, 2011. Following the February 25, 2011 SLC counsel report, FHFA filed its status report with the District Court on March 2, 2011, stating that it intended to file a motion for voluntary dismissal without prejudice, which it did on March 16, 2011. On May 31, 2011, the District Court granted FHFA’s motion to dismiss the case without prejudice.~~
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Energy Lien Litigation
     On July 14, 2010, the State of California filed a lawsuit against Fannie Mae, Freddie Mac, FHFA, and others in the U.S. District Court for the Northern District of California, alleging that Fannie Mae and Freddie Mac committed unfair business practices in violation of California law by asserting that property liens arising from government-sponsored energy initiatives such as California’s Property Assessed Clean Energy, or PACE, program cannot take priority over a mortgage to be sold to Fannie Mae or Freddie Mac. The lawsuit contends that the PACE programs create liens superior to such mortgages and that, by affirming Fannie Mae and Freddie Mac’s positions, FHFA has violated the National Environmental Policy Act, or NEPA, and the Administrative Procedure Act, or APA. The complaint seeks declaratory and injunctive relief, costs and such other relief as the court deems proper.
     Similar complaints have been filed by other parties. On July 26, 2010, the County of Sonoma filed a lawsuit against Fannie Mae, Freddie Mac, FHFA, and others in the U.S. District Court for the Northern District of California, alleging similar violations of California law, NEPA, and the APA. In a filing dated September 23, 2010, the County of Placer moved to intervene in the Sonoma County lawsuit as a party plaintiff seeking to assert similar claims, which motion was granted on November 1, 2010. On October 1, 2010, the City of Palm Desert filed a similar complaint against Fannie Mae, Freddie Mac, and FHFA in the Northern District of California. On October 8, 2010, Leon County and the Leon County Energy Improvement District filed a similar complaint against Fannie Mae, Freddie Mac, FHFA, and others in the Northern District of Florida. On October 12, 2010, FHFA filed a motion before the Judicial Panel on Multi-District Litigation seeking an order transferring these cases as well as a related case filed only against FHFA, for coordination or consolidation of pretrial proceedings. This motion was denied on February 8, 2011. On October 14, 2010, the defendants filed a motion to dismiss the lawsuits pending in the Northern District of California. Also on October 14, 2010, the County of Sonoma filed a motion for preliminary injunction seeking to enjoin the defendants from giving any force or effect in Sonoma County to certain directives by FHFA regarding energy retrofit loan programs and other related relief. On October 26, 2010, the Town of Babylon~~, NY~~ filed a similar complaint against Fannie Mae, Freddie Mac, and FHFA, as well as the Office of the Comptroller of the Currency, in the U.S. District Court for the Eastern District of New York.
     The defendants have filed motions to dismiss these lawsuits. The courts have entered stipulated orders dismissing the individual officers of Freddie Mac and Fannie Mae from the cases. On December 17, 2010, the judge handling the cases in the Northern District of California requested a position statement from the United States, which was filed on February 8, 2011. On June 13, 2011, the complaint filed by the Town of Babylon was dismissed. On August 11, 2011, the
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Town of Babylon filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit. On August 26, 2011, the California federal court granted in part defendants’ motion to dismiss, leaving only plaintiffs’ APA and NEPA claims against FHFA.
     Sonoma County’s motion for preliminary injunction was granted in part, requiring FHFA to provide a notice and comment period with regard to its directives. FHFA filed an appeal of the injunction on September 15, 2011, and the District Court granted FHFA a 10-day stay of the injunction to allow FHFA to request a further stay from the U.S. Court of Appeals for the Ninth Circuit, which occurred on October 11, 2011. While Freddie Mac believes that the intent of the Court’s order in the California cases was to dismiss Freddie Mac from the case entirely, for the sake of clarity, the company has asked the City of Palm Desert to dismiss any such claims voluntarily as to Freddie Mac, and the City of Palm Desert has agreed to do so. The complaint filed by Leon County was dismissed by the Court on September 30, 2011. The time for appeal has yet to run.
     At present, it is not possible for us to predict the probable outcome of these lawsuits or any potential impact on our business, financial condition or results of operations. In addition, we are unable to reasonably estimate the possible loss or range of possible loss in the event of an adverse judgment in the foregoing matters due to the following factors, among others: the inherent uncertainty of pre-trial litigation; the fact that the Second Circuit has not ruled on the appeal filed by the Town of Babylon; and the fact that Leon County still has time to file an appeal.
Government Investigations and Inquiries
     ~~On September 26, 2008, Freddie Mac received a federal grand jury subpoena from the U.S. Attorney’s Office for the Southern District of New York. The subpoena sought documents relating to accounting, disclosure, and corporate governance matters for the period beginning January 1, 2007. Subsequently, we were informed that the subpoena was withdrawn, and that an investigation was being conducted by the U.S. Attorney’s Office for the Eastern District of Virginia. On June 1, 2011, the Federal Bureau of Investigation office assisting the investigation advised Freddie Mac’s outside counsel that the investigation had been concluded.~~
     On September 26, 2008, Freddie Mac received notice from the Staff of the Enforcement Division of the SEC that it is also conducting an inquiry to determine whether there has been any violation of federal securities laws, and directing the company to preserve documents. On October 21, 2008, the SEC issued to the company a request for documents. The SEC staff has also conducted interviews of company employees. Beginning January 23, 2009, the SEC issued
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

subpoenas to Freddie Mac and certain of its employees pursuant to a formal order of investigation. Freddie Mac is cooperating fully in these matters.
     Freddie Mac was informed by Donald J. Bisenius, former Executive Vice President — Single-Family Credit Guarantee, that on February 10, 2011, he received a “Wells Notice” from the SEC staff in connection with the investigation. The Wells Notice indicates that the staff is considering recommending that the SEC bring civil enforcement action against Mr. Bisenius for possible violations of the federal securities laws and related rules that are alleged to have occurred in 2007 and 2008.
     Under the SEC’s procedures, a recipient of a Wells Notice has an opportunity to respond in the form of a written submission that seeks to persuade the SEC staff that no action should be commenced. Mr. Bisenius has informed the company that he has made such a submission.
Related Third Party Litigation and Indemnification Requests
     On December 15, 2008, a plaintiff filed a putative class action lawsuit in the U.S. District Court for the Southern District of New York against certain former Freddie Mac officers and others styled Jacoby v. Syron, Cook, Piszel, Banc of America Securities LLC, JP Morgan Chase & Co., and FTN Financial Markets. The complaint, as amended on December 17, 2008, contends that the defendants made material false and misleading statements in connection with Freddie Mac’s September 2007 offering of non-cumulative, non-convertible, perpetual fixed-rate preferred stock, and that such statements “grossly overstated Freddie Mac’s capitalization” and “failed to disclose Freddie Mac’s exposure to mortgage-related losses, poor underwriting standards and risk management procedures.” The complaint further alleges that Syron, Cook, and Piszel made additional false statements following the offering. Freddie Mac is not named as a defendant in this lawsuit, but the underwriters previously gave notice to Freddie Mac of their intention to seek full indemnity and contribution under the Underwriting Agreement in this case, including reimbursement of fees and disbursements of their legal counsel. The case is currently dormant and we believe plaintiff may have abandoned it.
     By letter dated October 17, 2008, Freddie Mac received formal notification of a putative class action securities lawsuit, Mark v. Goldman, Sachs & Co., J.P. Morgan Chase & Co., and Citigroup Global Markets Inc., filed on September 23, 2008, in the U.S. District Court for the Southern District of New York, regarding the company’s November 29, 2007 public offering of $6 billion of 8.375% Fixed to Floating Rate Non-Cumulative Perpetual Preferred Stock.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

     On January 29, 2009, a plaintiff filed a putative class action lawsuit in the U.S. District Court for the Southern District of New York styled Kreysar v. Syron, et al. On April 30, 2009, the Court consolidated the Mark case with the Kreysar case, and the plaintiffs filed a consolidated class action complaint on July 2, 2009. The consolidated complaint ~~alleges~~ alleged that three former Freddie Mac officers, certain underwriters and Freddie Mac’s auditor violated federal securities laws by making material false and misleading statements in connection with ~~an~~the company’s November 29, 2007 public offering of $6 billion of 8.375% Fixed to Floating Rate Non-Cumulative Perpetual Preferred Stock ~~Series Z that commenced on November 29, 2007~~. The complaint further ~~alleges~~ alleged that certain defendants and others made additional false statements following the offering. The complaint ~~names~~ named as defendants Syron, Piszel, Cook, Goldman, Sachs & Co., JPMorgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and PricewaterhouseCoopers LLP.
     The defendants filed a motion to dismiss the consolidated class action complaint on September 30, 2009. On January 14, 2010, the Court granted the defendants’ motion to dismiss the consolidated action with leave to file an amended complaint on or before March 15, 2010. On March 15, 2010, plaintiffs filed their amended consolidated complaint against these same defendants. The defendants moved to dismiss the amended consolidated complaint on April 28, 2010. On July 29, 2010, the Court granted the defendants’ motion to dismiss, without prejudice, and allowed the plaintiffs leave to replead. On August 16, 2010, the plaintiffs filed their second amended consolidated complaint against these same defendants. The defendants moved to dismiss the second amended consolidated complaint on September 16, 2010. On October 22, 2010, the Court granted the defendants’ motion to dismiss, without prejudice, again allowing the plaintiffs leave to replead. On November 14, 2010, the plaintiffs filed a third amended consolidated complaint against PricewaterhouseCoopers LLP, Syron and Piszel, omitting Cook and the underwriter defendants. On January 11, 2011, the Court granted the remaining defendants’ motion to dismiss the complaint with respect to PricewaterhouseCoopers LLP, but denied the motion with respect to Syron and Piszel. On April 4, 2011, Piszel filed a motion for partial judgment on the pleadings. The Court granted that motion on April 28, 2011. The plaintiffs moved for class certification on June 30, 2011, but withdrew this motion on July 5, 2011. The plaintiffs again moved for class certification on August 30, 2011. No decision has been issued on the motion.
     Freddie Mac is not named as a defendant in the consolidated lawsuit, but the underwriters previously gave notice to Freddie Mac of their intention to seek full indemnity and contribution under the ~~Underwriting~~underwriting ~~Agreement~~agreement in this case, including reimbursement of fees and disbursements of their legal counsel. At present, it is not possible for us to predict
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

the probable outcome of the lawsuit or any potential impact on our business, financial condition or results of operations. In addition, we are unable to reasonably estimate the possible loss or range of possible loss in the event of an adverse judgment in the foregoing matter due to the inherent uncertainty of pre-trial litigation and the fact that the Court has not yet ruled upon motions for class certification or summary judgment. In particular, absent the certification of a class, the identification of a class period, and the identification of the alleged statement or statements that survive dispositive motions, we cannot reasonably estimate any possible loss or range of possible loss.
     On July 6, 2011, plaintiffs filed a lawsuit in the U.S. District Court for Massachusetts styled Liberty Mutual Insurance Company, Peerless Insurance Company, Employers Insurance Company of Wausau, Safeco Corporation and Liberty Life Assurance Company of Boston v. Goldman, Sachs & Co. The complaint alleges that Goldman, Sachs & Co. made materially misleading statements and omissions in connection with ~~the company’s~~ Freddie Mac’s November 29, 2007 public ~~Series Z preferred stock~~ offering ~~that commenced on November 29, 2007~~ of $6 billion of 8.375% Fixed to Floating Rate Non-Cumulative Perpetual Preferred Stock . Freddie Mac is not named as a defendant in this lawsuit.
Lehman Bankruptcy
     On September 15, 2008, Lehman filed a chapter 11 bankruptcy petition in the Bankruptcy Court for the Southern District of New York. Thereafter, many of Lehman’s U.S. subsidiaries and affiliates also filed bankruptcy petitions (collectively, the “Lehman Entities”). Freddie Mac had numerous relationships with the Lehman Entities which give rise to several claims. On September 22, 2009, Freddie Mac filed proofs of claim in the Lehman bankruptcies aggregating approximately $2.1 billion. On April 14, 2010, Lehman filed its chapter 11 plan and disclosure statement, providing for the liquidation of the bankruptcy estate’s assets over the next three years. On January 25, 2011, Lehman filed its first amended plan and disclosure statement. Lehman filed its second amended joint plan and disclosure statement on June 29, 2011. ~~The plan and disclosure statement are subject to court approval.~~ On August 31, 2011, Lehman filed its third amended joint plan and disclosure statement. The disclosure statement was approved on September 1, 2011. Votes on and objections to the plan are due November 4, 2011. Hearings on confirmation of the plan are currently scheduled for December 6, 2011.
Taylor, Bean & Whitaker Bankruptcy
     On August 24, 2009, TBW filed for bankruptcy in the Bankruptcy Court for the Middle District of Florida. Prior to that date, Freddie Mac had terminated
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

TBW’s status as a seller/servicer of loans. On or about June 14, 2010, Freddie Mac filed a proof of claim in the TBW bankruptcy aggregating $1.78 billion. Of this amount, about $1.15 billion related to current and projected repurchase obligations and about $440 million related to funds deposited with Colonial Bank, or with the FDIC as its receiver, which were attributable to mortgage loans owned or guaranteed by us and previously serviced by TBW. The remaining $190 million represented miscellaneous costs and expenses incurred in connection with the termination of TBW’s status as a seller/servicer.
     With the approval of FHFA, as Conservator, we entered into a settlement with TBW and the creditors’ committee appointed in the TBW bankruptcy proceeding to represent the interests of the unsecured trade creditors of TBW. The settlement, which is discussed below, was filed with the bankruptcy court on June 22, 2011. The court approved the settlement and confirmed TBW’s proposed plan of liquidation on July 21, 2011, which became effective on August 10, 2011.
     Under the terms of the settlement, we have been granted an unsecured claim in the TBW bankruptcy estate in the amount of $1.022 billion, largely representing our claims to past and future loan repurchase exposures. We estimate that this claim may result in a distribution to us of approximately $40-45 million, which is based on the plan of liquidation and disclosure statement filed with the court by TBW indicating that general unsecured creditors are likely to receive a distribution of 3.3 to 4.4 cents on the dollar. The settlement provides that $6.3 million of this amount is to be paid to certain creditors of TBW. In addition, pursuant to the settlement, we have received net proceeds of $156 million through September 30, 2011 relating to various funds on deposit, net of amounts we were required to assign or pay to other parties. ~~We are also entitled to approximately $203 million on deposit in certain TBW bank accounts relating to our mortgage loans, $150 million of which we received on June 21, 2011 from the FDIC as receiver of Colonial Bank. We are required to assign ownership rights of certain escrow accounts associated with the serviced loans to TBW and certain of its creditors.~~ The settlement also allows for our sale of TBW-related mortgage servicing rights and provides a formula for determining the amount of the proceeds, if any, to be allocated to third parties that have asserted interests in those rights. ~~We estimate that during~~ During the third quarter of 2011, we ~~will recognize~~ recognized ~~approximately~~ a $0.2 billion gain, primarily representing the difference between the amounts we ~~assign~~ assigned, or ~~pay~~ paid, to TBW and their creditors and the liability recorded on our consolidated balance sheet.
     At ~~June 30, 2011~~ the time of settlement, we ~~estimate~~ estimated our uncompensated loss exposure to TBW to be approximately $0.7 billion. This estimated exposure largely relates to outstanding repurchase claims that have already been adjusted in our financial statements ~~to their net realizable value~~
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

through our provision for loan losses. Our ultimate losses could exceed our recorded estimate. Potential changes in our estimate of uncompensated loss exposure or the potential for additional claims as discussed below could cause us to record additional losses in the future.
     We understand that Ocala Funding, LLC, or Ocala, which is a wholly owned subsidiary of TBW, or its creditors, may file an action to recover certain funds paid to us prior to the TBW bankruptcy. However, no actions against Freddie Mac related to Ocala have been initiated in bankruptcy court or elsewhere to recover assets. Based on court filings and other information, we understand that Ocala or its creditors may attempt to assert fraudulent transfer and other possible claims totaling approximately $840 million against us related to funds that were allegedly transferred from Ocala to Freddie Mac custodial accounts. We also understood that Ocala might attempt to make claims against us asserting ownership of a large number of loans that we purchased from TBW. The order approving the settlement provides that nothing in the settlement shall be construed to limit, waive or release Ocala’s claims against Freddie Mac, except for TBW’s claims and claims arising from the allocation of the loans discussed above to Freddie Mac.
     On or about May 14, 2010, certain underwriters at Lloyds, London and London Market Insurance Companies brought an adversary proceeding in bankruptcy court against TBW, Freddie Mac and other parties seeking a declaration rescinding mortgage bankers bonds insuring against loss resulting from dishonest acts by TBW’s officers, directors, and employees. Several excess insurers on the bonds thereafter filed similar claims in that action. Freddie Mac has filed a proof of loss under the bonds, but we are unable at this time to estimate our potential recovery, if any, thereunder. Discovery is proceeding.
IRS Litigation
     We received Statutory Notices from the IRS assessing $3.0 billion of additional income taxes and penalties for the 1998 to 2005 tax years. We filed a petition with the U.S. Tax Court on October 22, 2010 in response to the Statutory Notices. The IRS responded to our petition with the U.S. Tax Court on December 21, 2010. On July 6, 2011, the U.S. Tax Court issued a Notice Setting Case for Trial and a Standing Pretrial Order. The trial date set forth in the Notice ~~is December 12, 2011. We continue to seek resolution of the controversy by settlement. We believe adequate~~ was December 12, 2011. On September 7, 2011, a joint motion for continuance was filed with the U.S. Tax Court. The joint motion for continuance was granted, and, on October 11, 2011, the parties submitted a status report and proposed a revised trial date of November 5, 2012. In light of the revised trial date and the fact that no settlement discussions have occurred for an extended period of time, we do not believe it is reasonably possible that this issue will be resolved within the
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

next 12 months. We believe appropriate reserves have been provided for settlement on reasonable terms. For information on this matter, see “NOTE 13: INCOME TAXES.”
Item 11. Executive Compensation, page 298
Determination of the Performance-Based Portion of 2010 Deferred Base Salary, page 302
36.	We note that for certain performance measures you have not disclosed the specific target or both the target and actual results because you believe such disclosure would cause competitive harm. Please provide us with a detailed analysis supporting your conclusion that disclosure of the targets and/or results for segment earnings, return on assets on new single-family and multifamily purchases, option-adjusted spread on new investments purchases, and conservation of assets would cause competitive harm. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the goals and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.
We have excluded from our Form 10-K information regarding targets and/or actual results for 2010 for selected performance measures used to gauge executive performance and to determine the performance-based portion of Deferred Base Salary based on Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04. More specifically, we have excluded 2010 targets for segment earnings and conservation of assets (more particularly, draws from Treasury and credit losses), and 2010 targets and actual results for return on assets and option-adjusted spread on new investment purchases. The excluded information contains confidential commercial and financial information, the disclosure of which would cause competitive harm to Freddie Mac.
Traditionally, we have acquired a significant portion of our mortgages from a small group of key large lenders. More recently and as the mortgage industry has been consolidating, this group has decreased in size. During the year ended December 31, 2010, our ten largest mortgage lender customers collectively accounted for approximately 78% of our single-family mortgage purchase volume, and our three largest customers accounted for approximately 49% of single-family purchases. In addition, our top three multifamily lenders collectively represented approximately 44% of our 2010 multifamily purchase volume.
In the market for mortgages from our key lenders, we compete intensely with Fannie Mae on the basis of price, products, the structure of our securities and service. Previously, we have also competed with other financial institutions that retain or securitize mortgages, such as commercial and investment banks, dealers and thrift institutions. However, given the upheaval and instability in the housing finance
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

markets over the last few years, the so-called “private label” market, in which issuers of mortgage securities affiliated with investment banks and other non-GSE financial institutions were operating, has virtually disappeared. As a result, our competitive position in relation to Fannie Mae has assumed even greater significance.
For each performance measure for which we did not disclose a specific target or actual result, we believe disclosure of that target and/or actual result would provide a clear view of our strategies and expectations for periods after December 31, 2010, information that could be used against us in the future by a competitor or customer. The reasons supporting this conclusion are set forth below.
•	Segment Earnings. Disclosure of our targeted 2010 segment earnings for each of our single-family, multifamily and investment business segments would reveal our confidential assumptions and expectations regarding both our business operations during 2010 and the results we anticipate achieving in future periods. These assumptions and expectations include proprietary information about actual and anticipated housing and financial market movements, interest rate trends, volatility and other market-sensitive information. Knowledge of this information would enable Fannie Mae, other competitors and our customers to anticipate our actions and implement strategies to counteract our strategy in a more effective manner than would otherwise be possible and thereby gain an upper hand in bargaining positions in the marketplace that would be harmful to us.

•	Return on Assets. Disclosure of our targeted 2010 return on assets for our single-family and multifamily mortgage purchase activities, and our actual results in 2010 for such measures, would give Fannie Mae and other market participants insights into our strategic and tactical plans and assumptions regarding our future volume of mortgage purchases, enabling them to front run our trading strategies. It would also enable competitors and customers to extrapolate the amount of the guarantee and delivery fees we would need to charge in order to attain such a return. These fees are a critical part of our business strategy, and the disclosure of information that would enable competitors to estimate our target or projected guarantee and delivery fees in future periods would give our competitor a distinct competitive advantage.

Disclosure of our targeted return on assets for our investment segment would help Fannie Mae and other market participants such as banks, Wall Street dealers and investors make assumptions about our willingness to bid for business opportunities, and would thereby potentially allow Fannie Mae to improve its own market and bidding position. For instance, such disclosure would provide Fannie Mae a sound factual base for altering its price and other terms aggressively when competing for business with investment banks and other mortgage investors and for imitating or counteracting our proprietary strategies. Disclosure of targeted returns would also potentially signal a change in our management’s view of the relative importance of those market sectors from year to year and provide insights
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

to Fannie Mae and our mortgage market participants as to how we might set our guarantee and delivery fees, adjust our purchase product mix or otherwise change our business strategies in the upcoming year. Fannie Mae and other market participants would be able to use this information to formulate their own pricing and other business strategies in a manner that would cause Freddie Mac competitive harm.

•	Option-Adjusted Spreads. Disclosure of the 2010 targets for option-adjusted spreads on new purchases for the investment portfolio, as well as actual results in 2010 for this measure, would provide Fannie Mae and other mortgage investors with valuable insights into our pricing and business strategies for assets held in the retained portfolio. Given the inverse correlation between yields (such as option-adjusted spreads) and prices for mortgage securities, Fannie Mae would be able to use our 2010 targets for option-adjusted spreads on new purchases to adjust the prices and timing of its purchases in current and future periods of investment securities in order to offer terms to sellers of those securities that would be more attractive than those offered by Freddie Mac. This disclosure would also give bargaining advantages to investment banks and other mortgage investors in negotiating purchase contracts with us for mortgages, mortgage securities and other assets being purchased for the retained portfolio.

•	Conservation of Assets. Disclosure of the 2010 targets for credit losses would potentially indicate to customers, as well as Fannie Mae and other competitors, our expectations for the direction and magnitude of changes in our credit loss experience in 2011. Disclosure of the 2010 targets for draws from Treasury under the 2008 Senior Preferred Stock Purchase Agreement would indicate our expectations for overall changes in Freddie Mac’s stockholders’ equity and therefore aggregate changes in the principal drivers of changes in stockholders’ equity (net income/loss and accumulated other comprehensive income/loss).
Although the Financial Execution target levels (and, in certain cases, actual results) pertain to a year that has concluded, the prior year’s target levels and/or actual results could nonetheless, for the reasons set forth above, provide valuable insights into our multi-year business and operating strategy, long-range internal financial targets and strategic plans, and allocation of resources, including, for example, pricing strategies, margin calculations and product development.
Form 10-Q for the Quarter Ended June 30, 2011
Other Income, page 18
37.	We note your disclosure that other income reduced in 2011 by approximately $293 million due to the correction of an error associated with the accrual of interest income for certain impaired mortgage-related securities. Please explain the error associated with your impaired mortgage-related securities and if it was due to a change in your interest income policy for impaired securities. In your
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

response discuss in detail your accounting policy for securities after impairment at both December 31, 2010 and June 30, 2011.
We corrected an error in the quarter ended June 30, 2011 relating to a misapplication of an aspect of FASB ASC 320-10-35 (Investments>Overall>Subsequent Measurement) related to recognition of interest income (i.e., accretion of the difference between the new amortized cost basis and the cash flows expected to be collected), and measurement of the credit loss component of other-than-temporary impairment (i.e., the discount rate that should be used to calculate credit losses to be recognized in earnings).
Prior to the correction, we assessed for and measured the other-than-temporary impairment by discounting the cash flows expected to be collected using the original effective interest rate. For securities for which other-than-temporary impairment has been recognized in a prior period, we determined that the discount rate should have been updated to the effective interest rate in effect as of the measurement date.
Also, prior to the correction, we recognized for impaired securities subsequent increases in cash flows expected to be collected as prospective yield adjustments.
We concluded for those impaired securities that a subsequent increase in cash flows expected to be collected or actual cash collections in excess of cash flows previously expected should be recognized only if considered significant.
We estimated and recorded $293 million for the effect of the correction in interest income in our Form 10-Q for the quarterly period ended June 30, 2011. We recorded this correction in other income because the effect of the correction was not material to net interest margin. We did not record a correction for the measurement of impairment because we estimated the adjustment to impairments to be insignificant.
In refining our estimate and implementing revisions to our systems and processes, we concluded that the adjustment to impairments for the quarter ended June 30, 2011 was incorrect. If that adjustment had been recorded during the quarter ended June 30, 2011, it would have reduced the aggregate effect of the error correction. We are recording the correction to the measurement of impairment in other income during the quarter ended September 30, 2011.
Other Expenses, page 20
38.	We note here that you had an increase in expenses during the first half of 2011 due to the transfers and terminations of mortgage servicing. Please tell us and revise to disclose in future filings the portion of the loan portfolio that you transferred and terminated the servicing rights. Also, tell us if any of your top 10 servicers disclosed on page 49 were part of the transfer and termination of mortgage servicing rights. If so, revise to disclose in future filings the impact the
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

transfer and termination had on the significance of these servicers to your total loan portfolio.
As of June 30, 2011, approximately two percent of our loan portfolio included loans where Freddie Mac was the primary servicer as the result of terminations of mortgage servicing. These mortgages are sub-serviced on our behalf by other servicers. Expenses due to transfers and terminations of mortgage servicing only occur in situations where Freddie Mac is the primary servicer. In future filings on Form 10-K and 10-Q, if this population becomes significant, we will expand our disclosure and provide additional information, such as the percentage of our loan portfolio where Freddie Mac is the primary servicer as the result of terminations of mortgage servicing.
We have not terminated the mortgage servicing of any of our top 10 servicers. In future filings on Form 10-K and 10-Q, if we terminate any of our significant servicers, we will expand our disclosure and provide additional information, such as the impact the transfer and termination had on the significance of these servicers to our total loan portfolio.
Risk Management, page 48
Mortgage Seller/Servicers, page 49
39.	We note your disclosures beginning on page 49 regarding your mortgage repurchase requests to seller/servicers and the risk that if the repurchase is not satisfied you will be subject to the full range of credit risks posed by the loan. Also, we note that mortgage insurance rescissions are one reason that you could request a mortgage repurchase from the seller/servicer. Please address the following:
•	Tell us and revise to disclose the percentage of successful loan repurchase requests you made by year of request where the seller/servicers have fully performed on their repurchase obligation or made you whole for any credit losses realized with respect to the loan.

In response to the Staff’s comments, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Table XX — Repurchase Request Activity:

	2011	2010	2009
(amounts in millions)
Beginning Balance	$XX	$XX	$XX

New requests issued	XX	XX	XX

Requests collected (1)	(XX)	(XX)	(XX)

Requests cancelled	(XX)	(XX)	(XX)

Other (2)	(XX)	(XX)	(XX)

Ending Balance	$XX	$XX	$XX

(1)	Requests collected includes fulfillment of the repurchase request, make-wholes, negotiated settlements and other alternative remedies

(2)	Other includes items that affect the UPB of the loan while the repurchase request is outstanding such changes in UPB due to payments made on the loan
Some seller/servicers, such as Chase/WAMU, Bank of America, and GMAC, were resolved through negotiated settlements. Prior to 2010, certain bankrupt seller/servicers, including Taylor, Bean & Whitaker Mortgage Corp., Indy Mac, and Lehman Brothers Holdings, Inc., did not fully perform on their repurchase obligations.
•	Tell us and disclose your credit exposure to seller/servicers who have previously failed to fully perform their repurchase obligations due to lack of financial capacity and how you consider their failure in the allowance for loan losses calculation.
We disclose our credit exposure to significant seller/servicers who have previously failed to fully perform their repurchase obligations in the notes to the financial statements (see “NOTE 19: CONCENTRATION OF CREDIT AND OTHER RISKS” on pages 261-262 of our Form 10-K for the fiscal year ended December 31, 2010). We reduce the repurchase benefits included in the allowance for defunct or at-risk seller/servicers. The level of the projected repurchase benefit is actively reviewed and adjusted quarterly as discussed in our “Critical Accounting Policies and Estimates” (see page 161 of our Form 10-K for the fiscal year ended December 31, 2010).
•	Explain further the reasons why the mortgage insurance rescission repurchase requests tend to be outstanding longer than other repurchase request types.
Mortgage insurance rescission repurchase requests tend to be outstanding longer than other repurchase requests for a number of reasons, including (without limitation): (i) lenders do not agree with the basis used by the mortgage insurers to rescind coverage and lenders do not want to repurchase loans they believe were
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

not originated with material defects; (ii) our contractual appeals process for lenders to contest the rescissions can be lengthy (as long as one year or more); (iii) lenders expect Freddie Mac to withhold repurchase enforcement until after the appeal decision by the mortgage insurer is made; and (iv) Freddie Mac has been considering a repurchase alternative that would allow our largest lenders to “stand in” for the amount of lost mortgage insurance coverage in lieu of a full repurchase with respect to loans that we have reviewed and not found to be otherwise of investment quality, and where we can calculate our loss. Until a decision on such an alternative was made, we have not been actively pursuing collections for outstanding repurchases for mortgage insurance rescission-only reasons. In August 2011, the alternative under consideration was begun as a pilot program for a very limited number of lenders and collection on the other mortgage insurance rescission-only repurchases was reinstated for all other lenders.
•	Disclose whether the severity of credit losses you experience (prior to recoveries from the sellers/servicers) vary by type of type breach of representation and warranty.
Based on our experience, credit loss severity is primarily driven by factors other than the type of breach of representation and warranty, including geographic location, the current loan-to-value (CLTV) ratio, and changes in the housing market. Information as to whether the severity of credit losses varies by type of breach of representation and warranty is not readily available. In response to the Staff’s comment, we will research whether a significant relationship exists between credit loss severity and type of breach of representation and warranty. After controlling for the more prominent factors described above, we may or may not find any relationship between severity of credit losses and the type of breach of representation and warranty. To the extent that such a relationship is identified, we will consider revising our future filings to include a qualitative discussion.
•	Revise to disclose the percentage of repurchase requests outstanding for four months or more that are in a current appeals process that was approved by you.
Repurchase requests outstanding more than four months that were in a current appeals process were approximately 5% and 4% of all repurchase requests at June 30, 2011 and December 31, 2010, respectively.
As these rates indicate, open appeals do not account for many of the repurchase requests outstanding for four months or more. The appeals process is usually exhausted earlier. As a result, we propose to not make any revisions to our future filings at this time. If these rates become significant in the future, we will consider additional disclosure.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

•	Describe further the financial consequences or stated remedies that you are including in annual renewal contracts with your seller/servicers for non-compliance with repurchase requests. Also, disclose the percentage of your seller/servicers that are under the revised contract terms.
The revised contract terms, referenced on page 50 of our Form 10-Q for the quarterly period ended June 30, 2011, put sellers on notice that all repurchases aged greater than 120 days will be subject to loan-level late fees for lenders subject to those contract terms. We do not yet know the effect the new contractual provisions will have on seller/servicer behavior.
In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
In order to resolve outstanding repurchase requests on a more timely basis with our single-family seller/servicers in the future, we have begun to require certain of our larger seller/servicers to commit to plans for completing repurchases, with financial consequences or with stated remedies for non-compliance, as part of the annual renewals of our contracts with them. As of December 31, 2011, our XX largest seller/servicers, which hold more than XX% of all outstanding repurchases, will be subject to the revised contract terms.
•	Tell us how you account for the agreements with sellers/servicers where you release specified loans in their servicing portfolios from certain repurchase obligations in exchange for one-time cash payments. As part of your response, explain the situations where you would typically enter into these types of agreements.
Our response to this comment on how we account for settlements of repurchase obligations for one-time cash payments has been submitted to the Commission’s Office of the Chief Accountant on November 4, 2011.
Agreements to settle future repurchase obligations have been negotiated based on the circumstances of each case. Generally, such agreements have been influenced by the levels of anticipated and stress-case future repurchases and current outstanding repurchases. Agreements are made with the seller/servicer on the expected value of future repurchase benefits for a certain population of loans.
•	Describe in greater detail the new monitoring process you are implementing in the third quarter of 2011 for your seller/servicers and the impact you expect this process to have on repurchase requests.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

We do not expect this new monitoring process to have an impact on repurchase requests. However, our new monitoring process for our seller/servicers is intended to allow us to better evaluate our servicers and remediate issues concerning performance. This new process, called the Freddie Mac Servicing Success Program, is a more robust servicing management approach that is designed to promote more responsible and quality servicing. For all servicers, the program includes an assessment of performance based on comprehensive metrics and measurements. For larger servicers we also review servicer files to determine the effectiveness of collection, loss mitigation, property preservation and foreclosure timeline activities. For these larger servicers we create account plans that set objectives and performance goals, define actions to meet the goals, and compare current performance to the defined goals.
Mortgage Insurers, page 52
40.	We note your disclosure on page 53 that MGIC is the mortgage insurance counterparty that covers the largest portion of your primary insurance and pool insurance. Also, we note that they may challenge your future claims under certain of the pool insurance policies. Please explain to us further what MGIC is challenging and if it is a factor that could impact your other pool insurance claims and primary insurance. In addition, tell us how you have considered the potential for lower claim coverage in your allowance for loan losses calculation.
The dispute with MGIC involves 11 mortgage pool policies. Each of these policies provides, individually, a limit on loss coverage relating to a specified pool of loans covered by such policy. The limit is calculated as a percentage of the initial unpaid principal balance of the loans in the pool at the time the mortgages were insured. The negotiated percentage was the same for each of the policies. The loans in the pools were originated by multiple originators, and each policy prescribes various sunset dates for loans covered by that policy. MGIC issued the pool policies beginning in 1996. In 1999, in response to MGIC’s request for an amendment to the policies, MGIC and Freddie Mac agreed to an endorsement for all the pool policies plus a new pool policy. Under the endorsement, in exchange for Freddie Mac’s agreement to reduce the percentage used to calculate the aggregate loss coverage provided by the 11 policies, MGIC agreed to apply that new limit (derived using the reduced percentage) to all loans covered by those policies.
[Paragraph Redacted]
Some of the contractual language that is at issue in each of the individual MGIC policies exists in other mortgage pool policies we have with other mortgage insurers. We presently believe, however, that the 1999 endorsement appears to be unique to our contractual relationship with MGIC and thus this dispute is not likely to impact broadly other Freddie Mac mortgage pool policies. In addition, we do not believe
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

that this dispute will have an impact on Freddie Mac’s primary mortgage insurance coverage.
Our estimate of loan loss reserves includes an estimate of recoveries we expect to collect from both primary and pool mortgage insurance. As part of our estimate of recoveries, we evaluate the ability of mortgage insurance counterparties to meet their financial obligations to us, and the potential impact of other items, such as MGIC’s dispute of the pool policies. Our evaluation of the dispute with MGIC for these pool policies includes input from our Legal and Counterparty Credit Risk organizations. As of June 30, 2011, Freddie Mac concluded that our position was appropriate and supportable, and that MGIC had the financial resources to fulfill the obligation based on our interpretation of the policies. Our evaluation of the dispute is updated quarterly. In the future if we conclude that facts and circumstances have changed, and full collection under our interpretation of the policies is not our best estimate, we will reduce our estimate of recoveries within loan loss reserves, and evaluate additional disclosure.
41.	We note your disclosure that you believe that at least one of your largest servicers entered into arrangements with two of your mortgage insurance counterparties for settlement of future rescission activity for certain mortgage loans, and the fact that you may be at risk of additional loss to the extent you do not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission. Your disclosure also states that in April 2011, you issued an industry letter reminding servicers that they may not enter into these types of agreements without your consent. Please provide us with a draft risk factor to be included in future filings that discusses the risks such arrangements would pose to you, including the risk you may not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission, and the risk that such activity could result in negative financial impacts on your mortgage insurers’ obligation to pay in some economic scenarios. Please tell us whether you have contacted the servicer about the agreement, and any actions you may have taken. Additionally, please tell us whether you have taken other actions to try to identify whether other similar agreements have been entered into under these types of agreements without your knowledge. Finally, please tell us the identity of the servicer(s) you believe have entered into such arrangements.
[Paragraph Redacted]
In response to the Staff’s comment, the following is a risk factor we have included in our Form 10-Q for the quarterly period ended September 30, 2011:
We could incur increased credit losses if our seller/servicers enter into arrangements with mortgage insurers for settlement of future rescission activity
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

and such agreements could potentially reduce the ability of mortgage insurers to pay claims to us.
Under our contracts with our seller/servicers, the rescission or denial of mortgage insurance on a loan is grounds for us to make a repurchase request to the seller/servicer. At least one of our largest servicers has entered into arrangements with two of our mortgage insurance counterparties under which the servicer pays and/or indemnifies the insurer in exchange for the mortgage insurer agreeing not to issue mortgage insurance rescissions or denials of coverage on Freddie Mac mortgages. When such an agreement is in place, we are unable to make repurchase requests based solely on a rescission of insurance or denial of coverage. Thus, there is a risk that we will experience higher credit losses if we do not independently identify other areas of noncompliance with our contractual requirements and require lenders to repurchase the loans we own. Additionally, there could be a negative financial impact on our mortgage insurers’ ability to pay their other obligations to us if the payments they receive from the seller/servicers are insufficient to compensate them for the insurance claims paid that would have otherwise been denied. As guarantor of the insured loans, we remain responsible for the payment of principal and interest if a mortgage insurer fails to meet its obligation to reimburse us for claims, and this could increase our credit losses.
Mortgage Credit Risk, page 57
Single-Family Mortgage Credit Risk, page 57
42.	We note your disclosure here that based on your quality control sampling and review in the past two years you are still finding loans with underwriting deficiencies. Please tell us if you have found a higher than average rate of underwriting deficiencies in loans you have purchased from one of your top ten seller/servicers. If so, revise to disclose the number of your top ten seller/servicers where underwriting deficiencies have been discovered and whether you require the seller/servicer to repurchase the loan or take other recourse actions.
For our largest seller/servicers, currently 13 companies, we actively engage in a process that involves quality control reviews of a sample of loans each month and providing written and oral communication on the underwriting defects we identify. For three and five of the largest seller/servicers, we identified higher than average underwriting defect rates for the first quarter of 2011 and the fourth quarter of 2010, respectively.
In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

Single-Family Mortgage Credit Risk
     Through our delegated underwriting process, single-family mortgage loans and the borrowers’ ability to repay the loans are evaluated using several critical risk characteristics, including but not limited to the borrower’s credit score and credit history, the borrower’s monthly income relative to debt payments, the original LTV ratio, the type of mortgage product and the occupancy type of the loan. Despite the improvements in underwriting standards and borrower and loan credit characteristics in the past two years, our single-family quality control sampling and review continues to find loans with underwriting deficiencies. We meet with our seller/servicers that have higher than average rates of loans with deficiencies from our sampling to help ensure they make changes appropriate to their underwriting process. For the quarterly periods ended XXX XX, 2011 and XXX XX, 2011, X and X, respectively, of our largest seller/servicers, had loan deficiency rates that were higher than the average aggregate deficiency rate across all seller/servicers during those respective periods. For all of our largest seller/servicers, we actively manage the current quality of loan originations by providing monthly written and oral communications regarding loan defect rates and the drivers of those defects as identified in our loan quality control sampling reviews. If necessary, we work with seller/servicers to develop an appropriate plan of corrective action. For loans with identified underwriting deficiencies, we may require immediate repurchase or allow performing loans to remain outstanding with indemnification by the seller/servicers depending on the facts and circumstances. We may also levy financial penalties for the mortgage loans delivered to us from seller/servicers that fail to meet our loan quality metrics. See “BUSINESS — Our Business” and “BUSINESS — Our Business Segments — Single-Family Guarantee Segment — Underwriting Requirements and Quality Control Standards” in our ~~2010~~ 2011 Annual Report for information about our charter requirements for single-family loans purchases, delegated underwriting, and our quality control monitoring.
Table 32 — Characteristics of the Single-Family Credit Guarantee Portfolio, page 59
43.	We note footnote seven to the table that you obtain updated credit information for certain borrows after the origination of the mortgage, but that this table only presents the credit score of the borrower at the time of the loan origination. Also, we note your disclosure on page 60 that combinations of loan characteristics like high LTV ratios and borrowers with lower credit scores, typically experience higher rates of serious delinquency and default. Since you already have updated credit score information for some loans in your portfolio and in an effort to provide transparent disclosure on your higher risk loans please revise this table in future filings to present more updated credit score information to the extent reasonably available.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

We receive updated credit score information only for loss mitigation purposes, such as when a loan reaches a certain delinquency status or we are pursuing a workout with a borrower. We do not receive updated credit score information on our entire loan portfolio on a regular basis. The borrowers for whom we receive updated credit score information are either already delinquent or have otherwise shown financial hardship and difficulty making timely payments. Therefore, we do not believe that providing updated credit score information on these borrowers will provide additional insight into the likelihood of default of their loans.
Notes to Consolidated Financial Statements, page 106
Note 3: Variable Interest Entities, page 110
Other, page 115
44.	We note your disclosure that at June 30, 2011 and December 31, 2010 you were the primary beneficiary of two and three, respectively, credit-enhanced multifamily housing revenue bonds that were not deemed to be material. Your disclosure also indicates that you were not the primary beneficiary of the remainder of the other VIEs because your involvement is passive in nature and does not provide you with power. Please tell us the following:
•	Clarify whether your consolidated financial statements reflect the consolidation of the credit-enhanced multifamily housing revenue bonds where you determined you were the primary beneficiary. If not, please tell us why.

•	Please clarify the cause of the reduction in the number of these entities for which you have determined you were the primary beneficiary between December 31, 2010 and June 30, 2011.

•	Tell us the key differences between the structures where you determined you were the primary beneficiary of the variable interest entity as opposed to the ones where you concluded you were not the primary beneficiary due to the lack of power to direct the activities of the VIEs that most significantly affect their economic performance.
Our consolidated financial statements do not include credit-enhanced multifamily housing revenue bonds for which we were the primary beneficiary because the amounts are not material. The assets of these entities totaled approximately $22 million and $32 million as of June 30, 2011 and December 31, 2010, respectively.
The credit enhanced bond entities are single-asset entities whose main purpose is to own and manage an individual multifamily property. These borrower entities issue bonds and use the proceeds from the sale of the bonds to provide financing to the borrower. The borrower uses the funds to purchase, construct, refinance or rehabilitate a multifamily property they manage. These bonds are then guaranteed
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

by Freddie Mac with respect to interest and principal payments. Through our guarantee, we hold a variable interest in these entities similar to that of a secured creditor, which is passive in nature, as we are not involved in the day-to-day operation and management of the properties. As a single asset entity, the entity’s economic success is dependent on two major sources of income: rental revenue and proceeds from sale of the property. Therefore, the day-to-day management of the multifamily property is the activity we have identified that most significantly impacts the economic performance of these entities (as the property is the only asset they own) pursuant to the framework in FASB ASC 810-10 (Consolidations>Overall).
However, if a borrower becomes delinquent on a bond that Freddie Mac has credit enhanced, we obtain the right, through legal instruments executed with the single-asset entity, to direct the operation and management activities of the property. As such, when Freddie Mac obtains this ability over the property, we would be considered to have the power to direct the activities of the entity that most significantly impact the entity’s economic performance, and we would become the primary beneficiary at this time.
At December 31, 2010, there were three delinquent bonds in our portfolio in which we concluded we would be required to consolidate the single-asset entities that issued the bonds. At June 30, 2011, this number had decreased to two delinquent bonds. One of the delinquent bonds from the December 2010 reporting period had gone through the foreclosure process between these two dates and, as a result, we no longer had a variable interest in this entity as of June 30, 2011.
Note 4: Mortgage Loans and Loan Loss Reserves, page 116
Table 4.3 — Detail of Loan Loss Reserves, page 118
45.	We note your roll forwards of the allowance for loan losses separated between “Unsecuritized” and “Held By Consolidated Trusts.” Please respond to the following:
•	In light of the fact that effective February 2010 you began to purchase substantially all delinquent loans out of the trusts after they are 120 days past due, please tell us and expand your footnote disclosures to discuss why the “Held By Consolidated Trusts” has a balance for charge-offs, as well as a balance for recoveries.
We record charge-offs and recoveries on loans held by consolidated trusts when a loss event occurs on a loan held by a consolidated trust prior to that loan reaching 120 days past due. Loss events, such as foreclosure sales, short sales and deeds-in-lieu of foreclosure, can occur before a loan is purchased out of a trust.
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, to revise footnote 4 to Table 4.3 — “Detail of Loan Loss Reserves” as follows:
(4)	In February 2010, we announced that we would purchase substantially all single-family mortgage loans that are 120 days or more delinquent from our PC trusts. We purchased ~~$10.6~~ 9.5 billion and ~~$40.2~~ 16.2 billion in UPB of loans from PC trusts during the three months ended ~~June 30~~ September 30, 2011 and 2010, respectively. We purchased ~~$25.2~~ 34.8 billion and ~~$96.8~~ 113.0 billion in UPB of loans from PC trusts during the ~~six~~ nine months ended ~~June 30~~ September 30, 2011 and 2010, respectively. As a result of these purchases, related amounts of our loan loss reserves were transferred from the allowance for loan losses — held by consolidated trusts and the reserve for guarantee losses into the allowance for loan losses — unsecuritized. We record charge-offs and recoveries on loans held by consolidated trusts when a loss event (such as a short sale or foreclosure) occurs on a loan held in a consolidated trust prior to that loan reaching 120 days past due.
•	Please provide further clarification on why the “Transfers, net” line item doesn’t offset to zero between all three columns.
As discussed in footnotes 4 and 5 to Table 4.3, we reclassify or transfer single-family reserves related to (i) our purchases of loans previously held by consolidated trusts and (ii) the transfer of a proportional amount of the recognized reserves for guarantee losses associated with loans purchased from non-consolidated Freddie Mac mortgage-related securities and other guarantee commitments. These items are transfers between the “unsecuritized,” “held by consolidated trusts” and “reserve for guarantee losses” loan loss reserve balances. In addition, as discussed in footnotes 4 and 5 to Table 4.3, we also have transfers from accounts other than the loan loss reserves. These represent amounts related to (i) agreements with seller/servicers where the transfer represents recoveries received under these agreements to compensate us for previously incurred and recognized losses and (ii) net amounts attributable to recapitalization of past due interest on modified mortgage loans. These items are recorded within “Transfers, net” to allow the other components of the allowance for loan losses rollforward to agree to the statement of operations (e.g., provision for credit losses) and to other locations in our filings on Form 10-K and 10-Q.
Note 13: Income Taxes, page 143
46.	We note your disclosure that you received a Statutory Notices from the IRS assessing $3.0 billion of additional income taxes and penalties for the 1998 to 2005 tax years. Also, we note a trial date has been set by the U.S. Tax Court, but that you continue to seek resolution by settlement. Your disclosure states that
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

you believe you have adequate reserves for a settlement on reasonable terms. Based on this information it appears you should be able to estimate the range of the reasonably possible amount that your unrecognized tax benefits could change with the next 12 months. Please revise future filings to provide an estimated range of the reasonably possible amount that your unrecognized tax benefits could change within the next 12 months from this Notice. Refer to ASC 740-10-50-15.
The trial date for the tax years 1998 to 2005 was originally set for December 12, 2011. However, on September 7, 2011, a joint motion for continuance was filed with the United States Tax Court (the “Court”). On September 13, 2011, the Court granted the continuance and ordered the parties to submit a status report that included, among other things, a proposed special trial calendar. The parties submitted the status report on October 11, 2011, and proposed a revised trial date of November 5, 2012. In light of the revised trial date and the fact that no settlement discussions have occurred for an extended period, the Company no longer believes it is reasonably possible that the hedge accounting method issue will be resolved within the next 12 months. As such, we do not have the ability to estimate the reasonably possible amount that our unrecognized tax benefits will change within the next 12 months.
In response to the Staff’s comment, we revised our Form 10-Q for the quarterly period ended September 30, 2011, as follows:
          The period for assessment under the statute of limitations for federal income tax purposes is open on corporate income tax returns filed for tax years 1998 to 2010~~09~~. Prior to 2011, the IRS completed its examinations of tax years 1998 to 2007. We received Statutory Notices from the IRS assessing $3.0 billion of additional income taxes and penalties for the 1998 to 2005 tax years. We filed a petition with the U.S. Tax Court on October 22, 2010 in response to the Statutory Notices. The principal matter of controversy involves questions of timing and potential penalties regarding our tax accounting method for certain hedging transactions. The IRS responded to our petition with the U.S. Tax Court on December 21, 2010. On July 6, 2011, the U.S. Tax Court issued a Notice of Setting Case for Trial and a Standing Pretrial Order. The trial date set forth in the Notice was~~is~~ December 12, 2011. On September 7, 2011, a joint motion for continuance was filed with the U.S. Tax Court. The joint motion was granted, and, on October 11, 2011, the parties submitted a status report and proposed a revised trial date of November 5, 2012. ~~We continue to seek resolution of the controversy by settlement. It~~In light of the revised trial date and the fact that no settlement discussions have occurred for an extended period of time, we do not believe it is reasonably possible that the hedge accounting method issue will be resolved within the next 12 months. We believe ~~adequate~~ appropriate reserves have been provided for settlement on reasonable terms. However, changes could occur in the gross balance of unrecognized tax benefits ~~within the next 12 months~~ that could have a material impact on income
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83

tax expense in the period the issue is resolved if the outcome reached is not in our favor and the assessment is in excess of the amount currently reserved. Based upon information currently available, we do not have the ability ~~We have no information that would enable us~~ to reasonably estimate the amount that our unrecognized tax benefits could change within the next 12 months. ~~such impact at this time~~.
*******
Freddie Mac acknowledges that (i) Freddie Mac is responsible for the adequacy and accuracy of the disclosure in the SEC filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the SEC filings; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about this submission, please contact Timothy Kviz, Vice President — Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel — Securities (703-903-2710).
Sincerely,
Ross J. Kari
Executive Vice President — Chief Financial Officer

cc:	Mr. Charles E. Haldeman, Jr., Chief Executive Officer
Mr. Christopher S. Lynch, Freddie Mac Audit Committee Chairman
Mr. William J. Lewis, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency
Confidential Treatment Requested By Freddie Mac Pursuant to Rule 83